Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements for the nine and three-month periods ended March 31, 2023, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 90, beginning on July 1, 2022

Legal address: Carlos Della Paolera 261, 9rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 29, 2018 registered in the General Inspection of Justice on January 8, 2019 under Number 541 of Book 93 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 592,172,576 common shares (***).

Common stock subscribed, issued and paid up nominal value (millions of ARS): 593

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A.

Legal addresses: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Eduardo S. Elsztain) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 223,591,918 shares

Voting stock (direct and indirect equity interest): 39.00% (*)

	CAPITAL STATUS
Type of stock	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 face value and 1 vote each	593,354,866(**)	593

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
CNV	National Securities Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
CPF	Collective Promotion Funds
GCDI	GCDI S.A.
IFISA	Inversiones Financieras del Sur S.A.
IPC	Consumer's price index
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
LRSA	La Rural S.A.
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
Quality	Quality Invest S.A.
RECPAM	Result from exposure to changes in the purchasing power of the currency

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2023 and June 30, 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2023	06.30.2022
ASSETS
Non-current assets
Investment properties	8	479,055	526,710
Property, plant and equipment	9	111,176	103,508
Trading properties	10	5,316	5,296
Intangible assets	11	7,712	7,458
Group of assets held for sale		2,526	-
Right-of-use assets	12	15,679	11,836
Biological assets	13	8,000	10,572
Investment in associates and joint ventures	7	31,458	31,207
Deferred income tax assets	21	1,002	113
Income tax credit		14	42
Restricted assets	15	805	812
Trade and other receivables	16	17,430	25,764
Investment in financial assets	15	1,394	1,503
Derivative financial instruments	15	219	113
Total non-current assets		681,786	724,934
Current assets
Trading properties	10	103	336
Biological assets	13	25,661	16,044
Inventories	14	20,220	23,374
Income tax credit		696	98
Trade and other receivables	16	60,253	58,024
Investment in financial assets	15	24,878	33,229
Derivative financial instruments	15	3,508	4,877
Cash and cash equivalents	15	30,609	60,802
Total current assets		165,928	196,784
TOTAL ASSETS		847,714	921,718
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		160,329	143,342
Non-controlling interest		215,343	216,807
TOTAL SHAREHOLDERS' EQUITY		375,672	360,149
LIABILITIES
Non-current liabilities
Borrowings	20	122,538	80,401
Deferred income tax liabilities	21	179,935	202,461
Trade and other payables	18	8,084	8,008
Provisions	19	4,798	890
Derivative financial instruments	15	424	218
Lease liabilities		14,423	12,294
Payroll and social security liabilities		290	268
Total non-current liabilities		330,492	304,540
Current liabilities
Trade and other payables	18	47,483	53,855
Borrowings	20	82,869	165,920
Provisions	19	703	364
Payroll and social security liabilities		3,874	4,302
Income tax liabilities		1,835	26,868
Lease liabilities		4,683	3,985
Derivative financial instruments	15	103	1,735
Total Current liabilities		141,550	257,029
TOTAL LIABILITIES		472,042	561,569
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		847,714	921,718

  The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
For the nine and three-month periods ended March 31, 2023 and 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.2023	03.31.2022	03.31.2023	03.31.2022
Revenues	22	110,484	116,602	28,334	31,374
Costs	23	(65,610)	(82,472)	(17,283)	(21,832)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	13	(670)	27,443	2,366	16,306
Changes in the net realizable value of agricultural products after harvest		(412)	(2,605)	(968)	(1,602)
Gross profit		43,792	58,968	12,449	24,246
Net (loss)/ gain from fair value adjustment of investment properties		(34,790)	(20,219)	371	(74,652)
Gain from disposal of farmlands		688	9,565	-	25
General and administrative expenses	24	(12,200)	(10,732)	(4,119)	(3,000)
Selling expenses	24	(8,062)	(9,114)	(2,796)	(2,450)
Other operating results, net	25	(5,175)	(3,061)	(2,494)	(5,129)
Management fees		(2,333)	(4,678)	(845)	1,193
(Loss)/ profit from operations		(18,080)	20,729	2,566	(59,767)
Share of profit/ (loss) of associates and joint ventures	7	562	(1,079)	(426)	(1,226)
(Loss)/ profit before financial results and income tax		(17,518)	19,650	2,140	(60,993)
Finance income	26	1,627	1,338	290	593
Finance cost	26	(22,393)	(21,196)	(8,066)	(6,087)
Other financial results	26	20,853	52,032	11,438	17,566
Inflation adjustment	26	16,354	2,300	2,070	2,647
Financial results, net	26	16,441	34,474	5,732	14,719
(Loss)/ profit before income tax		(1,077)	54,124	7,872	(46,274)
Income tax	21	37,408	10,550	5,043	20,768
Profit/ (loss) for the period		36,331	64,674	12,915	(25,506)

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries		1,006	(33,135)	4,562	(4,566)
Revaluation surplus		429	-	48	-
Total other comprehensive income/ (loss) for the period		1,435	(33,135)	4,610	(4,566)
Total comprehensive income/ (loss) from the period		37,766	31,539	17,525	(30,072)
Profit/ (loss) for the period attributable to:
Equity holders of the parent		20,487	40,026	7,615	(10,262)
Non-controlling interest		15,844	24,648	5,300	(15,244)
Total comprehensive income/ (loss) attributable to:
Equity holders of the parent		21,239	26,522	9,449	(12,191)
Non-controlling interest		16,527	5,017	8,076	(17,881)
Profit/ (loss) for the period per share attributable to equity holders of the parent:
Basic		35.14	67.84	13.06	(17.39)
Diluted		29.44	57.59	10.94	(17.39)

(i)
The components of other comprehensive (loss)/ income do not generate an impact on income tax.
(ii)
The basic profit per share has been calculated using 582,566,310 shares as of 03.31.23 and 589,608,950 as of 03.31.22. If 582,566,310 shares had been used for the calculation as of 03.31.22, the profit per share would be ARS 68.66. The diluted profit per share has been calculated using 696,040,524 shares as of 03.31.23 and 694,868,474 as of 03.31.22. If 696,040,524 shares had been used for the calculation as of 03.31.22, the profit per share would be ARS 57.51. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2022.

  The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L.(Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2023
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iv)	Retained earning	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2022	590	2	43,823	4,184	54,373	396	2,000	1,120	36,854	143,342	216,807	360,149
Profit for the period	-	-	-	-	-	-	-	-	20,487	20,487	15,844	36,331
Other comprehensive income for the period	-	-	-	-	-	-	-	752	-	752	683	1,435
Total comprehensive income for the period	-	-	-	-	-	-	-	752	20,487	21,239	16,527	37,766
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	2,240	37,154	(39,394)	-	-	-
Repurchase of treasury shares (iii)	(18)	18	-	-	-	-	-	(5,010)	-	(5,010)	(424)	(5,434)
Reserve for share - based payments	-	-	-	-	-	4	-	78	-	82	127	209
Exercise of warrants (ii)	1	-	2	(57)	448	-	-	-	-	394	9	403
Changes in non-controlling interest	-	-	-	-	-	-	-	5,712	-	5,712	(7,631)	(1,919)
Dividends distribution	-	-	-	-	-	-	-	-	(5,399)	(5,399)	(10,072)	(15,471)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	23	23
Other changes in shareholders' equity	-	-	-	-	-	-	-	(31)	-	(31)	(23)	(54)
Balance as of March 31, 2023	573	20	43,825	4,127	54,821	400	4,240	39,775	12,548	160,329	215,343	375,672

(i) Includes ARS 1 of Inflation adjustment of treasury shares as of March 31, 2023. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2022.
(ii) As of March 31, 2023, the remaining warrants to exercise amount to 88,324,971, equivalent to the same number of shares. See Note 31 to these Financial Statements.
(iii) Corresponds to the repurchase plan approved by the shareholders´ meeting dated as of November 11, 2022.
(iv) Group’s other reserves for the period ended March 31, 2023 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (*)	Total other reserves
Balance as of June 30, 2022	(635)	2,154	427	-	(826)	1,120
Other comprehensive income for the period	-	303	-	-	449	752
Total comprehensive income for the period	-	303	-	-	449	752
Assignment of results - Shareholders’ meeting	-	-	-	37,154	-	37,154
Repurchase of treasury shares	(5,010)	-	-	-	-	(5,010)
Changes in non-controlling interest	-	-	-	-	5,712	5,712
Reserve for share-based payments	-	-	-	-	78	78
Other changes in shareholders' equity	-	39	-	-	(70)	(31)
Balance as of March 31, 2023	(5,645)	2,496	427	37,154	5,343	39,775

(*) Includes revaluation surplus.

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve GR 609/12	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2021	590	2	43,823	4,209	54,204	388	2,000	3,299	11,692	(27,549)	92,658	209,761	302,419
Profit for the period	-	-	-	-	-	-	-	-	-	40,026	40,026	24,648	64,674
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(13,504)	-	(13,504)	(19,631)	(33,135)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	-	(13,504)	40,026	26,522	5,017	31,539
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	-	(6,376)	-	6,376	-	-	-
Exercise of warrants	-	-	-	(14)	96	-	-	-	-	-	82	12	94
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	(31)	(31)
Reserve for share-based payments	-	-	-	-	-	8	-	-	29	-	37	-	37
Changes in non-controlling interest	-	-	-	-	-	-	-	-	3,244	-	3,244	-	3,244
Dividends distribution	-	-	-	-	-	-	-	-	-	-	-	(6,280)	(6,280)
Other changes in shareholders' equity	-	-	-	-	-	-	-	3,077	(84)	(6,339)	(3,346)	33	(3,313)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	53	53
Balance as of March 31, 2022	590	2	43,823	4,195	54,300	396	2,000	-	1,377	12,514	119,197	208,565	327,762

(i) Includes ARS 2 of Inflation adjustment of treasury shares as of March 31, 2022.
(ii) Group’s other reserves for the period ended March 31, 2022 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Other reserves (*)	Total other reserves
Balance as of June 30, 2021	(644)	16,936	427	(5,027)	11,692
Other comprehensive (loss)/ income for the period	-	(13,506)	-	2	(13,504)
Total comprehensive (loss)/ income for the period	-	(13,506)	-	2	(13,504)
Changes in non-controlling interest	-	-	-	3,244	3,244
Reserve for share-based payments	-	-	-	29	29
Other changes in shareholders' equity	-	(2)	-	(82)	(84)
Balance as of March 31, 2022	(644)	3,428	427	(1,834)	1,377

(*) Includes revaluation surplus.

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2023 and 2022
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2023	03.31.2022
Operating activities:
Net cash generated from operating activities before income tax paid	17	8,479	20,792
Income tax paid		(1,997)	(427)
Net cash generated from operating activities		6,482	20,365
Investing activities:
Capital contributions to associates and joint ventures		(20)	(1,152)
Proceeds from sales of intangible assets		-	276
Acquisition and improvement of investment properties		(2,097)	(4,631)
Proceeds from sales of investment properties		18,271	25,126
Acquisitions and improvements of property, plant and equipment		(10,291)	(5,030)
Acquisition of intangible assets		(198)	(98)
Proceeds from sales of property, plant and equipment		9,201	10
Dividends collected from associates and joint ventures		448	6,245
Proceeds from loans granted		443	789
Acquisitions of investments in financial assets		(22,988)	(25,163)
Proceeds from disposal of investments in financial assets		24,877	30,463
Interest collected from financial assets		93	88
Dividends collected from financial assets		-	153
Loans granted		(83)	-
Proceeds from derivative financial instruments		465	(290)
Prepayment for investment properties purchases		(1,690)	(4,574)
Net cash generated from investing activities		16,431	22,212
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		59,706	40,577
Payment of borrowings and non-convertible notes		(82,797)	(58,917)
Obtaining/ (Payment) of short term loans, net		8,333	(7,990)
Interest paid		(21,424)	(24,844)
Payment of borrowings with reladed parties		(9)	-
Repurchase of non-convertible notes		(733)	(3,775)
Capital contributions from non-controlling interest in subsidiaries		-	90
Repurchase of treasury shares		(5,434)	(31)
Dividends paid		(11,602)	-
Dividends paid to non-controlling interest in subsidiaries		-	(9,054)
Exercise of warrants		403	90
Payment of financial leases		(305)	-
Net cash used in financing activities		(53,862)	(63,854)
Net decrease in cash and cash equivalents		(30,949)	(21,277)
Cash and cash equivalents at beginning of the period	15	60,802	78,621
Foreign exchange gain/ (loss) in cash and changes in fair value of cash equivalents		2,770	(482)
Result from exposure to inflation on cash and cash equivalents		(2,014)	(13,778)
Cash and cash equivalents at the end of the period	15	30,609	43,084

  The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Carlos Brondo Contador Público (UBA) C.P.C.E.C.A.B.A. T° 391 F° 078	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A., Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.. This entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

The Board of Directors has approved these Financial Statements for issuance on May 10, 2023.

As of March 31, 2023, the Group operates in two major business lines: (i) agricultural business and (ii) urban property and investment business.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2022 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These Financial Statements for the interim periods of nine months ended March 31, 2023 and 2022 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

To conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the nine-month period ended March 31, 2023, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of March 31, 2023 (accumulated nine months)
Price variation	74%

As a consequence of the aforementioned, these financial statements as of March 31, 2023 were restated in accordance with IAS 29.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements, except for what is mentioned in Notes 2.3 and 2.4 at these financial statements.

See Note 6 to the Unaudited Condensed Interim Separate Financial Statement.

2.3
Comparability of information

Balance items as of June 30, 2022 and March 31, 2022 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2023 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2022, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Panamby Farm (Brazil)

On September 15, 2022 BrasilAgro has acquired a farmland located in the municipality of Querệncia, state of Mato Grosso, Brazil. The property has an arable area of 5,400 hectares (10,800 hectares of total área), of which 80% are suitable for second crop. The acquisition value is BRL 285.6 million (equivalent to 302 soybean bags per arable hectare at the date of transaction), which will be paid in two installments, a down payment of BRL 140 million at the signing of the contract and a second installment of BRL 145.6 million that will be paid on August 21, 2023.

Sale of fraction of farm "Morotí" (Paraguay)

On October 6, 2022, BrasilAgro completed the sale of a fraction of 863 hectares (498 arable hectares) of the "Morotí" farm located in the State of Boquerón, Paraguay. The sale value was USD 1.5 million and the buyer made an initial payment of USD 748.5 thousand. The remaining balance will be paid in three equal annual installments. This fraction of the field was valued on the books at BRL 853 thousand. After this operation, a remainder of 58,722 hectares of this field remains in the hands of BrasilAgro.

Rio do Meio II Farm (Brazil)

On November 8, 2022, BrasilAgro signed a contract for the sale of 1,965 hectares (1,423 arable hectares) of the Rio do Meio farm, a rural property located in the municipality of Correntina – Bahia. The value to be paid was set at 291 soybeans bags, equivalent to BRL 62.4 million on the date of the transaction. The buyer made an initial payment of BRL 17.7 million. The contract establishes a schedule for the transfer of ownership and revenue is recognized in four stages. The first was completed on November 14, 2022 and a revenue of BRL 20 million was recognized. The other phases are scheduled for July of each year until 2025. This fraction of the field was valued on the books at BRL 17.8 million. After this operation, a remnant of 5,750 hectares of said farm remains in the hands of Brasilagro.

Sale of farm “Araucaria” (Brazil)

In March 2023, Brasilagro signed two contracts for the sale of the remaining surface of 5,517 hectares (4,011 arable hectares) of its Araucaria farm, located in the municipality of Mineiros, State of Goiás, Brazil.

The first transaction was carried out on March 28, 2023, selling 5,185 hectares (3,796 arable hectares) at a value of 790 soybeans bags per arable hectare, equivalent to BRL 409.3 on the date of the transaction. The amounts will be paid in 7 installments, the first and second installments on May 15 and August 16, 2023 and the rest are scheduled for March 1 of each year until 2028. The contract provides for the transfer of ownership within 30 days after the full payment of the first installment, therefore, as of March 31, 2023, no income from the sale was recognized.

The second transaction was carried out on March 29, 2023, in which 332 hectares (215 arable hectares) were sold for a value of 297 soybeans bags per arable hectare, equivalent to BRL 8.5 on the date of the transaction. The amounts will be paid in 5 installments, the first on May 15, 2023 and the others are scheduled for March 30 of each year until 2027. The contract provides for the transfer of property after full payment of the first installment and for this reason, as of March 31, 2023, no income was recognized from the sale.

The property was reclassified in these financial statements to "Group of assets held for sale."

This remaining area of the Araucaria field was valued in the books at BRL 59.0 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban property business and investments

“Della Paolera 261” floors sale

On August 17, the Company has sold and transferred one floor of the tower “261 Della Paolera” for a total leasable area of approximately 1,184 square meters and 8 parking spaces located in the building. The transaction price was set at approximately USD 12.6 million (USD/square meters 10,600), which had already been paid.

On February 28, 2023, the deed for the sale of 2 floors with a total of 2,394 square meters, 18 parking spaces, and 4 complementary units of the aforementioned building was signed. The transaction price was set at USD 22.5 million, which had already been paid.

On March 28, 2023, the deed for the sale of 5 floors with a total of 5,922 square meters, 49 parking spaces, and 10 complementary units of the same building was signed. The transaction price was set at USD 58.7 million, which had already been paid.

Barter transaction Córdoba

On August 18, 2022, the transfer of ownership was made as an exchange of the Property "Lot 16" located in the province of Córdoba, whose commitment had been celebrated on May 17, 2016. The price of the transaction was USD 2 million, and in exchange, the client assumes the commitment and the obligation to transfer, under the horizontal property regime, future real estate that will be functional units (apartments) and complementary units (storage rooms), whose construction and completion will be at his sole expense.

Zetol – Sell of plot and Boating Trust interest

On November 23, 2022, Zetol sold the property number 46,931 located in Ciudad de la Costa, department of Canelones, to the Boating Trust for an amount of USD 8 million. The form of payment was the equivalent of USD 6 million in units and USD 2 million remains as an account receivable.

The units were delivered to the Maneiro family as partial cancellation of the debt that Liveck maintains with them for the purchase of the shares of Zetol.

Later that day, a novation agreement was made between Zetol and the Trust, substituting the receivable of USD 2 million that Zetol had for the sale of the plot, becoming trustor and beneficiary of the trust that will carry out the real estate development. Due to this, Zetol has the right to receive the net proceeds from the sale of units, equivalent to 791.7 square meters. Such a contract has established a minimum amount to be received.

Purchase of property on Paseo Colón Avenue

The Company purchased by public auction from the Government of the Autonomous City of Buenos Aires (hereinafter "GCABA"), a property located at 245 Paseo Colón Avenue and 12 parking spaces located at 275 Paseo Colón Avenue. The property, with potential for mixed uses, has 13 floors of offices in a covered area of approximately 13,700 m2 and an underground parking area. The purchase price was ARS 1,435 million, which was paid in full. On March 7th, 2023, the property was awarded.

As of the date of these financial statements, possession and the signing of the title transfer deed are pending. Simultaneously with the deed, the Company is obligated to sign a loan agreement with GCABA, which will maintain possession of the property free of charge for a period of 18 months (with the option to require a 6-month extension with a lease agreement), in accordance with the conditions agreed upon in the auction.

As of the date of the financial statements, and since possession and the title deed of the property have not yet been granted, the amount paid was accounted for in the item "Advances to suppliers”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2022 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost).

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the Statement of Income and Other Comprehensive Income of the Group for the periods ended March 31, 2023 and 2022:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended March 31, 2023:

	03.31.2023
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	57,147	43,529	100,676	(252)	10,599	(539)	110,484
Costs	(47,130)	(7,806)	(54,936)	119	(10,793)	-	(65,610)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(843)	-	(843)	-	-	173	(670)
Changes in the net realizable value of agricultural products after harvest	(412)	-	(412)	-	-	-	(412)
Gross profit/ (loss)	8,762	35,723	44,485	(133)	(194)	(366)	43,792
Net loss from fair value adjustment of investment properties	(74)	(35,591)	(35,665)	875	-	-	(34,790)
Gain from disposal of farmlands	688	-	688	-	-	-	688
General and administrative expenses	(4,776)	(7,568)	(12,344)	37	-	107	(12,200)
Selling expenses	(5,435)	(2,933)	(8,368)	16	-	290	(8,062)
Other operating results, net	(418)	(4,812)	(5,230)	(19)	99	(25)	(5,175)
Management fees	-	-	-	-	(2,333)	-	(2,333)
Loss from operations	(1,253)	(15,181)	(16,434)	776	(2,428)	6	(18,080)
Share of (loss)/ profit of associates and joint ventures	(816)	1,925	1,109	(545)	-	(2)	562
Segment loss	(2,069)	(13,256)	(15,325)	231	(2,428)	4	(17,518)

Reportable assets	178,756	514,406	693,162	(3,119)	-	157,671	847,714
Reportable liabilities	-	-	-	-	-	(472,042)	(472,042)
Net reportable assets	178,756	514,406	693,162	(3,119)	-	(314,371)	375,672

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended March 31, 2022:

	03.31.2022
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	77,725	31,939	109,664	(325)	8,093	(830)	116,602
Costs	(67,206)	(6,981)	(74,187)	123	(8,406)	(2)	(82,472)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	27,043	-	27,043	-	-	400	27,443
Changes in the net realizable value of agricultural products after harvest	(2,605)	-	(2,605)	-	-	-	(2,605)
Gross profit/ (loss)	34,957	24,958	59,915	(202)	(313)	(432)	58,968
Net gain from fair value adjustment of investment properties	844	(23,330)	(22,486)	2,267	-	-	(20,219)
Gain from disposal of farmlands	9,565	-	9,565	-	-	-	9,565
General and administrative expenses	(4,387)	(6,508)	(10,895)	18	-	145	(10,732)
Selling expenses	(6,748)	(2,751)	(9,499)	(2)	-	387	(9,114)
Other operating results, net	(2,923)	(198)	(3,121)	-	80	(20)	(3,061)
Management fees	-	-	-	-	(4,678)	-	(4,678)
Profit/ (loss) from operations	31,308	(7,829)	23,479	2,081	(4,911)	80	20,729
Share of profit/ (loss) of associates and joint ventures	459	(145)	314	(1,393)	-	-	(1,079)
Segment profit/ (loss)	31,767	(7,974)	23,793	688	(4,911)	80	19,650

Reportable assets	167,458	535,504	702,962	(3,308)	-	180,228	879,882
Reportable liabilities	-	-	-	-	-	(552,115)	(552,115)
Net reportable assets	167,458	535,504	702,962	(3,308)	-	(371,887)	327,767

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes ARS (194) and ARS (313) corresponding to Expenses and FPC as of March 31, 2023 and 2022, respectively, and ARS 2,333 and ARS 4,678 to management fees, as of March 31, 2023 and 2022.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	03.31.2023
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	39,836	-	-	17,311	57,147
Costs	(36,119)	(52)	-	(10,959)	(47,130)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(843)	-	-	-	(843)
Changes in the net realizable value of agricultural products after harvest	(412)	-	-	-	(412)
Gross profit / (loss)	2,462	(52)	-	6,352	8,762
Net loss from fair value adjustment of investment properties	-	(74)	-	-	(74)
Gain from disposal of farmlands	-	688	-	-	688
General and administrative expenses	(2,509)	(8)	(862)	(1,397)	(4,776)
Selling expenses	(3,873)	(5)	-	(1,557)	(5,435)
Other operating results, net	93	(888)	-	377	(418)
(Loss) / profit from operations	(3,827)	(339)	(862)	3,775	(1,253)
Share of loss of associates and joint ventures	(207)	-	-	(609)	(816)
Segment (loss) / profit	(4,034)	(339)	(862)	3,166	(2,069)

Investment properties	-	24,752	-	-	24,752
Property, plant and equipment	94,234	480	-	821	95,535
Investments in associates	1,342	-	-	831	2,173
Other reportable assets	42,643	2,526	-	11,127	56,296
Reportable assets	138,219	27,758	-	12,779	178,756

	03.31.2022
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	60,478	-	-	17,247	77,725
Costs	(54,973)	(69)	-	(12,164)	(67,206)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	27,043	-	-	-	27,043
Changes in the net realizable value of agricultural products after harvest	(2,605)	-	-	-	(2,605)
Gross profit / (loss)	29,943	(69)	-	5,083	34,957
Net gain from fair value adjustment of investment properties	-	844	-	-	844
Gain from disposal of farmlands	-	9,565	-	-	9,565
General and administrative expenses	(2,645)	(10)	(948)	(784)	(4,387)
Selling expenses	(5,156)	(319)	-	(1,273)	(6,748)
Other operating results, net	(3,458)	194	-	341	(2,923)
Profit / (loss) from operations	18,684	10,205	(948)	3,367	31,308
Share of profit of associates and joint ventures	289	-	-	170	459
Segment profit / (loss)	18,973	10,205	(948)	3,537	31,767

Investment properties	-	23,053	-	-	23,053
Property, plant and equipment	79,877	480	-	364	80,721
Investments in associates	1,840	-	-	1,557	3,397
Other reportable assets	51,561	-	-	8,726	60,287
Reportable assets	133,278	23,533	-	10,647	167,458

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s in the urban properties and investments line of business:

	03.31.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	28,073	2,908	2,750	9,249	549	43,529
Costs	(1,937)	(241)	(748)	(4,435)	(445)	(7,806)
Gross profit	26,136	2,667	2,002	4,814	104	35,723
Net loss from fair value adjustment of investment properties (i)	(10,518)	(4,720)	(20,268)	-	(85)	(35,591)
General and administrative expenses	(3,686)	(478)	(1,362)	(1,401)	(641)	(7,568)
Selling expenses	(1,351)	(57)	(850)	(611)	(64)	(2,933)
Other operating results, net	(239)	(39)	(572)	(114)	(3,848)	(4,812)
Profit / (Loss) from operations	10,342	(2,627)	(21,050)	2,688	(4,534)	(15,181)
Share of profit of associates and joint ventures	-	-	-	-	1,925	1,925
Segment profit / (loss)	10,342	(2,627)	(21,050)	2,688	(2,609)	(13,256)

Investment and trading properties	149,733	97,469	222,110	-	655	469,967
Property, plant and equipment	382	2,882	4,148	7,521	714	15,647
Investment in associates and joint ventures	-	-	-	-	21,976	21,976
Other reportable assets	323	277	5,602	135	479	6,816
Reportable assets	150,438	100,628	231,860	7,656	23,824	514,406

(i) For the nine-month period ended March 31, 2023, the net loss from fair value adjustment of investment properties was ARS 35,591. The net impact of the values in Argentine Pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

(a)
gain of ARS 9,551 due to the variation of the projected revenue growth rate and to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(b)
positive impact of ARS 56,335 million as a result of the conversion into pesos of the value of shopping malls in dollars based on the exchange rate at the end of the period
(c)
       an increase of 140 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 10,210 million.
(d)
  Additionally, due to the impact of the inflation adjustment, ARS 66,852 million were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
(e)
  The value of our office buildings and other rental properties measured in real terms decrease 12.15 % during the nine-month period ended March 31, 2023, mainly due to the implicit exchange rate, the exercise. Likewise, there is an impact for the sales of the period.

	03.31.2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	21,517	4,194	603	5,494	131	31,939
Costs	(2,045)	(343)	(742)	(3,099)	(752)	(6,981)
Gross profit / (loss)	19,472	3,851	(139)	2,395	(621)	24,958
Net (loss)/ gain from fair value adjustment of investment properties	(18,932)	(25,698)	21,120	-	180	(23,330)
General and administrative expenses	(3,442)	(1,042)	(688)	(950)	(386)	(6,508)
Selling expenses	(1,140)	(212)	(909)	(435)	(55)	(2,751)
Other operating results, net	(243)	(78)	(16)	(20)	159	(198)
(Loss) / profit from operations	(4,285)	(23,179)	19,368	990	(723)	(7,829)
Share of loss of associates and joint ventures	-	-	-	-	(145)	(145)
Segment (loss) / profit	(4,285)	(23,179)	19,368	990	(868)	(7,974)

Investment and trading properties	138,858	142,985	206,027	-	834	488,704
Property, plant and equipment	466	11,735	-	7,606	1,710	21,517
Investment in associates and joint ventures	-	-	-	-	19,243	19,243
Other reportable assets	322	278	4,852	100	488	6,040
Reportable assets	139,646	154,998	210,879	7,706	22,275	535,504

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	03.31.2023	06.30.2022
Beginning of the period / year	31,193	37,085
Share capital increase and contributions	44	2,672
Share of profit/ (loss)	562	(340)
Other comprehensive income/ (loss)	91	(1,125)
Dividends	(448)	(6,400)
Participation in other changes in equity	-	(491)
Reclassification to financial instruments	-	(258)
Others	16	50
End of the period / year (i)	31,458	31,193

(i)
As of June 30, 2022 includes ARS (14) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19).

Below is additional information about the Group’s investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive (loss)/ income
Name of the entity	03.31.2023	06.30.2022	03.31.2023	06.30.2022	03.31.2023	03.31.2022

New Lipstick	49.96%	49.96%	244	249	(6)	231
BHSA	29.91%	29.91%	18,294	16,833	1,461	(161)
GCDI (Ex TGLT)	27.82%	27.82%	1,266	1,416	(150)	(709)
Quality	50.00%	50.00%	6,105	6,719	(658)	(1,395)
La Rural S.A.	50.00%	50.00%	1,042	423	627	61
Cresca S.A.	50.00%	50.00%	65	51	-	(2)
Other associates and joint ventures	-	-	4,442	5,502	(712)	1,031
Total associates and joint ventures			31,458	31,193	562	(944)

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss)/ profit for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	N/A	-	(*) (2)	(*) (43)
BHSA	Argentina	Financing	448,689,072	(**) 1,500	(**) 4,885	(**) 59,312
GCDI (Ex TGLT)	Argentina	Real estate	257,330,595	915	(2,458)	4,590
Quality	Argentina	Real estate	101,126,564	2,843	(1,317)	11,943
La Rural S.A.	Argentina	Organization of events	714,998	1	598	1,516

(*) Amounts expressed in dollars under USGAAP.
(**)
Information as of March 31, 2023 according to NIIF.

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	03.31.2023		06.30.2022
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	379,132	147,578	289,993	255,781
Additions	738	1,348	12,815	3,574
Disposals	(18,334)	-	(50,709)	-
Transfers	2,138	719	103,637	(110,256)
Net (loss)/ gain from fair value adjustment	(25,152)	(9,638)	30,419	(1,538)
Additions of capitalized leasing costs	12	27	40	33
Amortization of capitalized leasing costs (i)	(13)	(11)	(63)	(16)
Currency translation adjustment	511	-	(7,000)	-
Fair value at the end of the year	339,032	140,023	379,132	147,578

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is the balance by type of investment property of the Group as of March 31, 2023 and June 30, 2022:

	03.31.2023	06.30.2022
Leased out farmland	24,752	23,812
Offices and other rental properties	101,352	121,560
Shopping malls	148,629	156,994
Undeveloped parcels of land	203,643	222,850
Properties under development	679	1,494
Total	479,055	526,710

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	03.31.2023	06.30.2022
Rental and services income	43,247	35,023
Direct operating expenses	(14,087)	(12,491)
Development expenses	(152)	(386)
Net unrealized loss from fair value adjustment of investment property	(44,557)	(29,821)
Net realized gain from fair value adjustment of investment property (i)	9,767	9,602

(i)
As of March 31, 2023 corresponds ARS 360 to the realized result from fair value adjustment for the period ((ARS 47) for the sale of parking spaces of Libertador 498 and ARS 407 for the sale of floors of Catalinas Building) and ARS 9,407 for realized result from fair value adjustment made in previous years (ARS 92 for the sale of parking spaces of Libertador 498 and ARS 9,315 for the sale of floors of Catalinas Building). As of March 31, 2022, (ARS 5,205) corresponds to the result for changes in the fair value realized for the period ((ARS 178) for the sale of Casona Hudson, (ARS 39) for the sale of the Merlo Land, (ARS 43) for the sale of the Mariano Acosta Land, (ARS 186) for the sale of parking spaces of Libertador 498 and ARS (4,759) for the sale of floors of Catalinas Building) and ARS 14,807 for the result of changes in fair value made in previous years (ARS 208 for the sale of Casona Hudson, ARS 184 for the sale of the Merlo Land, ARS 174 for the sale of the Mariano Acosta Land, ARS 382 for the sale of parking spaces of Libertador 498 and ARS 13,859 for the sale of floors of Catalinas Building).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as “Solares de Santa María”, located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: “U73 - Public Park and Costa Urbana Urbanization”, which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

IRSA will have a construction capacity of approximately 895,000 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed. Likewise, IRSA will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of the City of Buenos Aires, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On October 29, 2021, the company was notified of the protective action lawsuit filed in relation to the property, in which it was argued that there were nullities that affected the approval process of the Urban Development Agreement (UDA). Later, the lawsuit was expanded, challenging additional issues proposed in the UDA. The Company proceeded to answer the notification on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the protective petition, which was appealed by the Company and the Government of the Autonomous City of Buenos Aires. On March 6, 2023, the Administrative, Tax and Consumer Relations Litigation- Room IV revoked the first instance ruling and dismissed the lawsuit. Since the ruling was not appealed, the case has concluded and as of the date, the Company has no ongoing legal proceedings related to the Costa Urbana project.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Others	Total as of 03.31.2023	Total as of 06.30.2022
Costs	83,380	6,562	29,900	8,456	4,530	132,828	538,894
Accumulated depreciation	(7,497)	(3,760)	(7,996)	(7,633)	(2,434)	(29,320)	(424,325)
Net book amount at the beginning of the period / year	75,883	2,802	21,904	823	2,096	103,508	114,569

Additions	14,068	582	978	212	543	16,383	7,005
Disposals	(66)	(417)	(2,770)	-	(8)	(3,261)	(3,077)
Currency translation adjustment	1,659	65	35	(1)	48	1,806	(17,169)
Transfers	(2,171)	268	(2,594)	15	-	(4,482)	6,158
Depreciation charges (i)	(739)	(637)	(777)	(282)	(343)	(2,778)	(3,978)
Balances at the end of the period / year	88,634	2,663	16,776	767	2,336	111,176	103,508

Costs	96,870	7,060	25,549	8,682	5,113	143,274	132,828
Accumulated depreciation	(8,236)	(4,397)	(8,773)	(7,915)	(2,777)	(32,098)	(29,320)
Net book amount at the end of the period / year	88,634	2,663	16,776	767	2,336	111,176	103,508

(i)
As of March 31, 2023, the depreciation charge has been charged to the line "Costs" for ARS 646, "General and administrative expenses" for ARS 362 and "Selling expenses" for ARS 32, in the Statement of Income and Other Comprehensive Income (Note 24), ARS 1,738 were capitalized as part of the cost of biological assets.

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of 03.31.2023	Total as of 06.30.2022
Beginning of the period / year	348	2,834	2,450	5,632	5,021
Additions	-	111	116	227	883
Currency translation adjustment	-	(63)	-	(63)	(272)
Disposals	(4)	(345)	(28)	(377)	-
End of the period / year	344	2,537	2,538	5,419	5,632

Non-current				5,316	5,296
Current				103	336
Total				5,419	5,632

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	Goodwill	Information systems and software	Contracts and others	Total as of 03.31.2023	Total as of 06.30.2022
Costs	1,054	3,105	7,625	11,784	12,238
Accumulated amortization	-	(2,581)	(1,745)	(4,326)	(3,701)
Net book amount at the beginning of the period / year	1,054	524	5,880	7,458	8,537
Additions	-	197	405	602	268
Disposals	-	-	-	-	(831)
Previsions	-	-	-	-	(70)
Transfers	-	2	-	2	-
Currency translation adjustment	2	2	-	4	(51)
Amortization charges (i)	-	(306)	(48)	(354)	(395)
Balances at the end of the period / year	1,056	419	6,237	7,712	7,458

Costs	1,056	3,306	8,030	12,392	11,784
Accumulated amortization	-	(2,887)	(1,793)	(4,680)	(4,326)
Net book amount at the end of the period / year	1,056	419	6,237	7,712	7,458

(i)
As of March 31, 2023, amortization charge was recognized in the amount of ARS 207 under "Costs", in the amount of ARS 146 under "General and administrative expenses", and ARS 1 under Selling expenses in the Statements of Income and Other Comprehensive Income (Note 24).

12.
Right of use assets

The Group’s right-of-use assets as of March 31, 2023 and June 30, 2022 are the following:

	03.31.2023	06.30.2022
Farmland	12,781	9,403
Offices, shopping malls and other buildings	383	30
Machinery and equipment	155	134
Others	2,360	2,269
Right-of-use assets	15,679	11,836
Non-current	15,679	11,836
Total	15,679	11,836

The depreciation charge of the right of use assets is detailed below:

	03.31.2023	03.31.2022
Farmland	2,721	1,896
Offices, shopping malls and other buildings	1	1
Others	233	233
Depreciation charge of right-of-use assets (i)	2,955	2,130

(i)
As of March 31, 2023, the amortization charge has been allocated ARS 143 within "Costs", ARS 26 in "General and administrative expenses" and ARS 12 in "Selling expenses" in the Statement of Income and Other Comprehensive Income (Note 24), ARS 2,774 were capitalized as part of the cost of biological assets.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the nine-month period ended March 31, 2023 and for the year ended June 30, 2022 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others	Total as of 03.31.2023	Total as of 06.30.2022
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	3,227	4,450	7,156	11,467	206	110	26,616	28,460
Purchases	-	-	-	776	10	-	786	3,029
Transfers	(451)	451	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	3,124	(371)	(3,388)	(74)	-	(709)	31,990
Decrease due to harvest	-	(32,288)	(7,931)	-	-	-	(40,219)	(81,156)
Sales	-	-	-	(2,870)	(3)	-	(2,873)	(5,385)
Consumes	-	-	-	(15)	(1)	(21)	(37)	(45)
Costs for the period / year	12,337	27,028	6,951	3,266	-	-	49,582	53,539
Currency translation adjustment	1,117	(608)	42	(36)	-	-	515	(3,816)
Balances at the end of the period / year	16,230	2,157	5,847	9,200	138	89	33,661	26,616

Non-current (Production)	-	-	-	7,808	103	89	8,000	10,572
Current (Consumable)	16,230	2,157	5,847	1,392	35	-	25,661	16,044
Net book amount at the end of the period / year	16,230	2,157	5,847	9,200	138	89	33,661	26,616

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS (3,462) and ARS (482) for the nine-month period ended March 31, 2023 and for the fiscal year ended June 30, 2022, respectively; amounts of ARS (2,183) and ARS 465, was attributable to price changes, and amounts of ARS (1,279) and ARS (947), was attributable to physical changes, respectively.

During the nine-month period ended March 31, 2023, there have been transfers for ARS 451 between the different hierarchies used to determine the fair value of the Group's biological assets. There were no reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to ARS 36,732 and ARS 66,668 for the nine-month period ended March 31, 2023 and the year ended June 30, 2022, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of March 31, 2023, and June 30, 2022, the better and maximum use of biological assets shall not significantly differ from the current use.

Capitalized cost of production as of March 31, 2023 and 2022 are as follows:

	03.31.2023	03.31.2022
Supplies and labors	38,531	37,437
Salaries, social security costs and other personnel expenses	1,696	1,669
Depreciation and amortization	4,512	3,820
Fees and payments for services	89	110
Maintenance, security, cleaning, repairs and others	269	278
Taxes, rates and contributions	57	96
Leases and service charges	14	16
Freights	292	190
Travelling, library expenses and stationery	217	196
Other expenses	3,904	2,114
	49,581	45,926

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Inventories

Breakdown of Group’s inventories as of March 31, 2023 and June 30, 2022 are as follows:

	03.31.2023	06.30.2022
Crops	8,855	10,758
Materials and supplies	11,231	12,512
Agricultural inventories	20,086	23,270
Supplies for hotels	134	104
Total inventories	20,220	23,374

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 16 to the Annual Financial Statements.

Financial assets and financial liabilities as of March 31, 2023 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
March 31, 2023
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	53,966	7,229	-	61,195	17,849	79,044
Investment in financial assets:
- Public companies’ securities	-	3,260	-	3,260	-	3,260
- Bonds	-	5,316	-	5,316	-	5,316
- Mutual funds	-	16,627	-	16,627	-	16,627
- Others	603	466	-	1,069	-	1,069
Derivative financial instruments:
- Commodities options contracts	-	111	-	111	-	111
- Commodities futures contracts	-	722	-	722	-	722
- Foreign-currency options contracts	-	861	-	861	-	861
- Foreign-currency future contracts	-	466	-	466	-	466
- Others	-	1,567	-	1,567	-	1,567
Restricted assets (i)	805	-	-	805	-	805
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	5,038	-	-	5,038	-	5,038
- Short-term investments	-	25,571	-	25,571	-	25,571
Total assets	60,412	62,196	-	122,608	17,849	140,457

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
March 31, 2023		Level 1	Level 2
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	36,410	-	-	36,410	19,157	55,567
Borrowings (Note 20)	205,407	-	-	205,407	-	205,407
Derivative financial instruments:
- Commodities options contracts	-	15	-	15	-	15
- Commodities futures contracts	1	170	-	171	-	171
- Foreign-currency options contracts	-	7	-	7	-	7
- Foreign-currency future contracts	-	51	-	51	-	51
- Swaps	-	283	-	283	-	283
Total liabilities	241,818	526	-	242,344	19,157	261,501

Financial assets and financial liabilities as of June 30, 2022 were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
June 30, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	59,406	7,600	-	67,006	18,569	85,575
Investment in financial assets:
- Public companies’ securities	-	2,693	-	2,693	-	2,693
- Bonds	-	3,081	-	3,081	-	3,081
- Mutual funds	-	28,089	-	28,089	-	28,089
- Others	198	671	-	869	-	869
Derivative financial instruments:
- Commodities options contracts	-	529	-	529	-	529
- Commodities futures contracts	-	3,879	-	3,879	-	3,879
- Foreign-currency options contracts	-	122	-	122	-	122
- Foreign-currency future contracts	-	460	-	460	-	460
Restricted assets (i)	812	-	-	812	-	812
- Cash on hand and at bank	31,806	-	-	31,806	-	31,806
- Short-term investments	-	28,996	-	28,996	-	28,996
Total assets	92,222	76,120	-	168,342	18,569	186,911

		Financial liabilities at fair value through profit or loss			Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Level 2	Subtotal financial liabilities
June 30, 2022
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	43,285	-	-	43,285	18,578	61,863
Borrowings (Note 20)	246,321	-	-	246,321	-	246,321
Derivative financial instruments:
- Commodities options contracts	-	309	179	488	-	488
- Commodities futures contracts	5	838	-	843	-	843
- Foreign-currency options contracts	-	284	-	284	-	284
- Foreign-currency future contracts	-	242	-	242	-	242
- Swaps	-	68	28	96	-	96
Total liabilities	289,611	1,741	207	291,559	18,578	310,137

(i)
Corresponds to deposits in guarantee and escrows

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

The valuation models used by the Group for the measurement of Level 2 instruments are no different from those used as of June 30, 2022.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

As of March 31, 2023, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Derivative financial instruments – Swaps and Commodities options contracts	Theoretical price	Underlying asset price and volatility	Level 2	-

16.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2023 and June 30, 2022 are as follows:

	03.31.2023	06.30.2022
Trade, leases and services receivable (*)	48,834	54,393
Less: allowance for doubtful accounts	(1,361)	(1,787)
Total trade receivables	47,473	52,606
Prepayments	8,502	10,335
Borrowings, deposits and others	7,749	8,301
Contributions pending integration	-	44
Guarantee deposits	9	2
Tax receivables	6,988	5,155
Others	6,962	7,345
Total other receivables	30,210	31,182
Total trade and other receivables	77,683	83,788

Non-current	17,430	25,764
Current	60,253	58,024
Total	77,683	83,788

(*)
Includes field sales credits, which are revalued based on the soybean price at each balance sheet date. The related impact in the Statement of Income and Other Comprehensive income is presented within “Financial results, net.

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant.

Movements on the Group’s allowance for doubtful accounts were as follows:

	03.31.2023	06.30.2022
Beginning of the period / year	1,787	2,853
Additions (i)	222	481
Recovery (i)	(96)	(493)
Currency translation adjustment	241	106
Used during the period / year	(2)	(21)
Inflation adjustment	(791)	(1,139)
End of the period / year	1,361	1,787

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2023 and 2022:

	Note	03.31.2023	03.31.2022
Profit for the period		36,331	64,674
Adjustments for:
Income tax	21	(37,408)	(10,550)
Amortization and depreciation	24	1,599	1,577
Gain from disposal of trading properties		(1,970)	-
Loss/ (gain) from disposal of property, plant and equipment		545	(10)
Realization of currency translation adjustment		(346)	-
Net loss from fair value adjustment of investment properties		34,790	20,219
Changes in the fair value of investments in financial assets		-	(18,675)
Gain from disposal of intangibles assets		-	(190)
Financial results, net		(10,632)	(21,003)
Provisions and allowances		7,744	2,196
Share of (profit)/ loss of associates and joint ventures	7	(562)	1,079
Management fees		2,333	4,678
Loss from repurchase of Non-convertible Notes		857	-
Changes in net realizable value of agricultural products after harvest		412	2,605
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(2,062)	(29,345)
Unrealized gain from derivative financial instruments		-	(1,046)
Gain from disposal of farmlands		(688)	(9,565)
Changes in operating assets and liabilities:
Decrease in inventories		2,828	4,809
Decrease/ (increase) in trading properties		103	(194)
(Increase)/ decrease in biological assets		(43)	19,249
Decrease/ (increase) in trade and other receivables		10,270	(376)
Decrease in trade and other payables		(30,718)	(3,197)
Decrease in salaries and social security liabilities		(2,811)	(2,425)
Decrease in provisions		(36)	(151)
Decrease in lease liabilities		(1,902)	(2,450)
Net variation in derivative financial instruments		(153)	(1,005)
Increase in right of use assets		(2)	(112)
Net cash generated from operating activities before income tax paid		8,479	20,792

The following table presents a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2023 and 2022:

	03.31.2023	03.31.2022
Increase in investment in associates through a decrease in investments in financial assets	-	1,506
Increase in intangible assets through an increase in trade and other payables	-	8
Increase in intangible assets through an increase in payroll and social security liabilities	-	35
Decrease in trade and other receivables through a decrease in lease liabilities	-	6
Increase in financial instruments through a decrease in credits with related parties	-	37
Increase in investment properties through an increase in trade and other payables	28	321
Decrease in investment properties through an increase in property, plant and equipment	15	6,296
Increase in other reserves through an increase in participation in subsidiaries, associates and joint ventures	-	923
Increase in right of use assets through an increase of lease liabilities	3,229	1,520
Currency translation adjustment	303	15,878
Increase in equity through an increase in investment properties	800	-
Decrease in property, plant and equipment through an increase in tax payables	-	14
Other changes in subsidiaries equity	5,913	-
Issuance of non convertible notes	50,724	-
Decrease in property, plant and equipment through an increase in investment properties	3,561	-
Increase in deferred income tax liabilities through a decrease in shareholders' equity	278	-
Decrease in trading properties through an increase in intangible assets	406	-
Decrease in property, plant and equipment through an increase in shareholders' equity	213	-
Decrease in investment properties through a decrease in financial assets	63	-
Decrease in investment in financial assets through a decrease in trade and other payables	297	-
Decrease in dividends receivables through an increase in financial assets	8	-
Increase in property, plant and equipment through an increase in trade and other payables	6,092	-
Decrease in property, plant and equipment through an increase in trade and other receivables	8	-
Decrease in shareholders' equity through a decrease in financial assets	2,500	-
Decrease in shareholders' equity through a decrease in trade and other receivables	1,369	-
Increase in investment in associates through a decrease in trade and other receivables	24	-

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Trade and other payables

Group’s trade and other payables as of March 31, 2023 and June 30, 2022 were as follows:

	03.31.2023	06.30.2022
Trade payables	27,639	25,807
Advances from sales, leases and services (*)	10,191	9,340
Accrued invoices	2,841	4,039
Deferred income	155	167
Admission fees	5,720	4,485
Deposits in guarantee	94	117
Total trade payables	46,640	43,955
Dividends payable to non-controlling interests	2	2,945
Tax payables	3,091	4,584
Director´s Fees	835	1,151
Management fees	2,333	6,919
Others	2,666	2,309
Total other payables	8,927	17,908
Total trade and other payables	55,567	61,863

Non-current	8,084	8,008
Current	47,483	53,855
Total	55,567	61,863

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims	Investments in associates and joint ventures (ii)	Total as of 03.31.2023	Total as of 06.30.2022
Beginning of period / year	1,240	14	1,254	1,543
Additions (i)	5,521	-	5,521	1,052
Decreases (i)	(168)	-	(168)	-
Participation in the results	-	(14)	(14)	-
Inflation adjustment	(1,046)	-	(1,046)	(759)
Transfers	(14)	-	(14)	(66)
Currency translation adjustment	4	-	4	(14)
Used during the period / year	(36)	-	(36)	(502)
End of period / year	5,501	-	5,501	1,254

Non-current			4,798	890
Current			703	364
Total			5,501	1,254

(i)
Additions and recovery are included in "Other operating results, net". Tax contingency increases are included in “Financial results, net”. As of March 31, 2023, it contains the provision for the IDBD lawsuit.
(ii)
Corresponds to investments in Puerto Retiro, companies that have negative equity. The increase and recovery is included in "Share of profit of associates and joint ventures "

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

IDBD

As indicated in Note 1 to the Annual Consolidated Financial Statements as of June 30, 2022, the Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million.
On January 30, 2023, a copy of the lawsuit was sent to The Company and we are evaluating the legal defense alternatives for the Company's interests. The sum of NIS 70 million, equivalent to ARS 4,071 million, was accounted for in provisions in these financial statements.

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of March 31, 2023 and June 30, 2022 was as follows:

	Book value		Fair value
	03.31.2023	06.30.2022	03.31.2023	06.30.2022
Non-convertible notes	152,880	198,250	153,119	171,024
Bank loans	22,627	20,896	22,627	20,896
Bank overdrafts	25,428	24,327	25,428	24,327
Others	4,472	2,848	4,472	2,848
Total borrowings	205,407	246,321	205,646	219,095

Non-current	122,538	80,401
Current	82,869	165,920
Total	205,407	246,321

Non convertible notes Series XXXVIII – CRESUD

As consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series XXIII Notes, in an aggregate principal amount of USD 113,158,632, maturing on February 16, 2023. On July 6, 2022, the expiration of the exchange offer was announced, USD 98,422,999 of Series XXIII Notes were validly tendered and accepted, representing 86.98% of acceptance. On July 8, the exchange offer was settled, the Series XXXVIII Notes were issued, for an amount of USD 70.6 million, delivered in exchange for Series XXIII Notes according to the conditions stipulated in the Prospectus Supplement of this issue.

The exchange offer has two alternatives:
- Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XXXVIII Notes. For every USD 1 offered, the holder received USD 0.6913 plus the remaining amount to complete USD 1 for each USD 1 of Series XXIII Notes presented for the exchange, in Series XXXVIII Notes. Under Option A, 43.40% of the notes were accepted.
- Option B: For each USD 1 of Series XXIII Notes tendered and accepted the bondholder received in exchange USD 1,03 Series XXXVIII Notes. Under Option B, 56.60% of the notes were accepted.

In both options, the interest accrued as of settlement date was paid.

Series XXXVIII Notes will mature on March 3, 2026 and will accrue interest at a fixed rate of 8.00%, with interest payable semi-annually on January 3 and July 3 from 2023 to 2026, and at maturity. Amortization will be in one installment on March 3, 2026. The isse price was 100%.

After the liquidation of the exchange, the partial cancellation of the non convertible notes Series XXXVIII was carried out, leaving an outstanding amount of USD 14 million.

Non convertible notes Series XXXIX - CRESUD

On August 23, 2022, Cresud issued the Series XXXIX Notes for a total amount of USD 5,122.5 million. The issuance price was 100%, they will accrue an annual interest rate of Private Badlar + 1.0%, payable quarterly, and will mature on February 23, 2024.

The funds will be used mainly to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Local Bond Issuance – Series XL Notes - CRESUD

On December 21, 2022, Cresud issued the Series XL Notes, dollar linked, for a total amount of USD 38.2 million. The issuance price was 100%, the interest rate 0% and the capital amortization will be in three installments: 33% in month 36, 33% in month 42% and 34% at maturity, on December 21, 2026.

The funds will be used mainly to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

Series XIV Notes - IRSA

As a consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series II Notes, originally issued by IRSA CP, in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 239 million of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121 million.

The exchange offered two alternatives:

-Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XIV Notes with a premium of 1,015 times. For each USD 1,000 tendered, the bondholder received USD 493.18 million in cash and USD 514.42 million in Series XIV Notes. Under Option A, 60.83% of the notes were accepted.

-Option B: For each USD 1,000 of Series II Notes the bondholder received 1,030 of Series XIV Notes. Under Option B, 39.17% of the notes were accepted.

In both options, the interest accrued as of the settlement date was paid.

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%.

On the exchange settlement date, the Series II Notes were partially cancelled, leaving an outstanding amount of USD 121 million. On February 8, 2023, the Series II Notes were redeemed and paid (see “Series II Notes Redemption - IRSA”).

Series XV and XVI Notes - IRSA

On January 31, 2023, IRSA issued new Notes for a total amount of USD 90.0 million.

●
Series XV: for USD 61.75 million at a fixed rate of 8.0%, with semi-annual payments. The principal will be paid at maturity on March 25, 2025. The price of issuance was 100.0% of the nominal value.

●
Series XVI: for USD 28.25 million at a fixed rate of 7.0%, with semi-annual payments. The principal will be paid at maturity on July 25, 2025. The price of issuance was 100.0% of the nominal value. USD 5.07 million were subscribed in cash and USD 23.18 million in kind with Series IX Notes (Nominal Value USD 22.5 million) (see “Series IX Notes Redemption).

Series II Notes Redemption - IRSA

On February 3, 2023, the Company notified the holders of Series II Notes of the redemption in accordance with the terms and conditions of the Series II Notes and the provisions of the Trust Agreement entered into on March 23, 2016 and its addendum May 16, 2022 between the Company, The Bank of New York Mellon (formerly The Bank of New York), as trustee, co-registrar agent, principal paying agent and transfer agent (the “Trustee”) and Banco Santander Argentina S.A., as representative of the Trustee in Argentina (“Trust Agreement”), under which the Series II Notes are issued for a current and outstanding amount of USD 121 million. The redemption was carried out on February 8, 2023. The redemption price was 100% of the face value of each current and outstanding Series II Notes, plus accrued and unpaid interest, prior settlement in the exchange market of funds received from the issuance of Series XV and XVI Notes (see " Series XV and XVI Notes - IRSA").

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Series IX Notes Partial Cancellation - IRSA

On February 6, 2023, and regarding the issuance of Series XVI Notes, which were partially subscribed with Series IX Notes, the Company announced the partial cancellation of the Notes detailed below:

●
Series IX Notes:

Issuance Date: November 12, 2020

Maturity Date: March 1, 2023

Nominal Value originally issued: USD 81 million

Nominal Value to be cancelled: USD 22.5 million

Nominal Value under circulation: USD 58 million

Series IX Notes Redemption

On February 10, 2023, the Company informed the holders of Series IX Notes of the redemption in accordance with the terms and conditions detailed in the Offering Memorandum dated October 22, 2020, for an outstanding amount in circulation of USD 58 million (see " Series IX Notes Partial Cancellation "). The redemption was carried out on February 17, 2023. The redemption price was 100% of the face value of the Series II Notes, plus accrued and unpaid interest, as of the date set for redemption, subject to settlement in the foreign exchange market of funds received from the issuance of Series XV and XVI Notes (see " Series XV and XVI Notes ").

Serie II ( issuance by FyO)

On July 25, 2022, FyO issued the second series of non-convertible notes in the local market for an amount of USD 15 million with a term of 3 years. The debt securities are denominated in dollars and payable in pesos at the applicable exchange rate, with a fixed annual rate of 0.0% and maturing on July 25, 2025. The issue price was 100.0% of the value nominal.

The funds from this placement will be used mainly to finance the company's working capital in Argentina.

21.
Taxation

The details of the Group’s income tax, is as follows:

	03.31.2023	03.31.2022
Current income tax (i)	13,409	(14,695)
Deferred income tax	23,999	25,245
Income tax from continuing operations	37,408	10,550

(i)
Includes the reversal of provision for income tax. See “Submission of income tax presentation”.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2023 and 2022:

	03.31.2023	03.31.2022
Tax calculated at the tax rates applicable to profits in the respective countries	384	(25,711)
Permanent differences:
Share of (profit)/ loss of joint ventures and associates	(83)	8,987
Tax rate differential	(46)	3,982
(Provision for unrecoverability of tax loss carry-forwards) / Unrecognized tax loss carry-forwards	(2,447)	9,786
Difference between affidavit and provision	3,998	-
Non-taxable profit, non-deductible expenses and others	15,357	490
Tax inflation adjustment	(9,617)	(21,839)
Fiscal transparency	(1,291)	(1,209)
Inflation adjustment permanent difference	30,473	32,289
Others	680	3,775
Income tax from continuing operations	37,408	10,550

The gross movement in the deferred income tax account is as follows:

	03.31.2023	06.30.2022
Beginning of period / year	(202,348)	(233,444)
Currency translation adjustment	(239)	3,210
Revaluation surplus	(345)	(651)
Charged to the Statement of Income	23,999	28,537
End of the period / year	(178,933)	(202,348)

Deferred income tax assets	1,002	113
Deferred income tax liabilities	(179,935)	(202,461)
Deferred income tax liabilities, net	(178,933)	(202,348)

Submission of income tax presentation

Dated November 15, 2021 IRSA CP hereinafter "the taxpayer", which according to what is detailed in the Note. 4.C to the Consolidated Financial Statements as of June 30, 2022 has been absorbed by IRSA, filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2021 applying the systemic and comprehensive inflation adjustment mechanism as detailed: restating tax amortizations according to articles 87 and 88; updating the computable cost of real estate acquired or built prior to July 1, 2018 and sold in this fiscal year under the terms of article 63; updating the loss of the fiscal period 2018, until the limit of the tax result of the exercise, following the methodology provided in article 25 and updating the costs of inventories as established in article 59, all articles mentioned belong to the income tax law (ordered text in 2019).

In the same sense, on November 16, 2022, IRSA filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2022, applying the same systematic and comprehensive inflation adjustment mechanism mentioned in the previous paragraph updating accumulated losses.

The non-application of the aforementioned mechanisms would have implied that the tax to be paid amounted to ARS 1,377 in the fiscal year 2021 and ARS 11,892 in the fiscal year 2022, in this way the effective rate to be paid would have consumed a substantial portion of the income obtained by the taxpayer exceeding the reasonable limit of taxation, being configured in the opinion of the taxpayer and his tax and legal advisors an assumption of confiscation, an assumption that at the date of issuance of these financial statements has not been validated or challenged by the Argentine Tax Authority or by higher courts. Together with the aforementioned income tax presentations, a multinote form was presented in which the application of the mechanisms was reported, arguing that the effective tax rate would represent a percentage that would exceed the reasonable limits of taxation, setting up a situation of confiscation, in violation of art. 17 of the National Constitution (according to doctrine of the judgment "Candy S.A. c/AFIP and another a/ protection action", judgment of 07/03/2009, Judgments 332:1571, and subsequent precedents).

The aforementioned legal doctrine of the Supreme Court of Justice is fully applicable to the particular case of IRSA, since the application of the regulations that do not allow the application of the integral and systematic inflation adjustment would prevent, as happened in the "Candy case", recognizing the totality of the inflationary effect in its tax balance causing IRSA to pay taxes on fictitious income.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

As of the date of issuance of these Financial Statements, there are new jurisprudential precedents in line with the position of IRSA and the “Candy” judgment mentioned above. Thus, at the end of October 2022, the Supreme Court of Justice, in the “Telefónica de Argentina S.A. and another c/ EN – AFIP – DGI s/ Dirección General Impositiva” judgment ratified the opinion of the Attorney General of the Nation issued in the “Complaint Appeal No. 1, Telefónica de Argentina S.A. and Other c/ EN-AFIP DGI s/ Dirección General Impositiva” maintaining the inadmissibility of a tax that results confiscatory for the taxpayer in its application.

Considering the foregoing, IRSA's Board of Directors together with its legal and tax advisors re-evaluated during the present period the accounting decision taken at the end of the previous fiscal year 2021, in light of the new elements of judgment, and concluded that all the existing evidence and, in particular, the last sentence of the Supreme Court of Justice of the Nation, mentioned in the previous paragraph, configure a position of favorability greater than a position of rejection in higher instances in the face of a possible controversy with the Argentine Tax Authority. For all the detailed reasons, they have decided, following the guidelines established by the IFRS, to reverse the provision for the aforementioned tax registered as of June 30, 2022 and 2021 for $13,979 million, their provisioned interest accounted at the closing of the Annual Financial Statements for ARS 366 million and register in the deferred income tax, the updating of the remaining losses, aligning the accounting treatment with the tax criteria duly presented.

Notwithstanding, CRESUD did not recognize assets for deferred income tax (loss) for ARS 30,619 for fiscal year 2023, as detailed below.

The Company analyzes the recoverability of its deferred tax assets when there are events or changes in circumstances that imply a potential indication of revaluation or devaluation. The value in use is determined on the basis of projected tax cash flows.

The aforementioned cash flows are prepared based on estimates regarding the future behavior of certain variables that are sensitive in determining the recoverable value, among which are: (i) sales projections; (ii) expense projections; (iii) macroeconomic variables such as growth rates, inflation rates, exchange rates, among others.

As previously mentioned, during this period, the Company reassessed its position regarding the eventual tax controversy and reversed the originally recognized liability. Such reassessment also implied the need to analyze the recoverability of the losses that originate from the application of the methodology mentioned. The Company prepared its tax projections and considering, among other aspects, that these assets have a legal prescription period, that estimates include assumptions with high volatility and instability due to the current macroeconomic context where it carries out its business, that the consumption or not of this tax asset is also associated with possible sales of real estate whose realization is uncertain, the Company has decided for a prudential criterion to keep it provisioned, until the moment in which the aforementioned variables stabilize and the projected scenarios are consolidated, in order to avoid recognizing uncertain assets and whose recoverability is highly volatile and tied to elements beyond their control.

22.
Revenues

	03.31.2023	03.31.2022
Crops	28,104	40,277
Sugarcane	7,306	14,184
Cattle	3,393	4,597
Supplies	6,905	7,686
Consignment	4,832	3,087
Advertising and brokerage fees	3,181	2,852
Agricultural rental and other services	1,126	1,071
Other	1,822	3,166
Income from sales and services from agricultural business	56,669	76,920
Trading properties and developments	2,447	239
Rental and services	42,121	33,952
Hotel operations, tourism services and others	9,247	5,491
Income from sales and services from urban properties and investment business	53,815	39,682
Total revenues	110,484	116,602

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

23.
Costs

	03.31.2023	03.31.2022
Other operative costs	52	70
Cost of property operations	52	70
Crops	25,556	38,692
Sugarcane	7,032	11,553
Cattle	2,913	3,833
Supplies	6,502	5,602
Consignment	2,407	4,531
Advertising and brokerage fees	2,050	2,031
Agricultural rental and other services	618	895
Cost of sales and services from agricultural business	47,078	67,137
Trading properties and developments	577	572
Rental and services	13,469	11,596
Hotel operations, tourism services and others	4,434	3,097
Cost of sales and services from sales and services from urban properties and investment business	18,480	15,265
Total costs	65,610	82,472

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of 03.31.2023	Total as of 03.31.2022

Cost of sale of goods and services	8,800	-	-	8,800	9,516
Supplies and labors	211	-	15	226	286
Change in agricultural products and biological assets	30,824	-	-	30,824	50,089
Salaries, social security costs and other personnel expenses	8,489	5,922	866	15,277	13,253
Depreciation and amortization	1,020	534	45	1,599	1,577
Fees and payments for services	6,031	1,472	794	8,297	7,747
Maintenance, security, cleaning, repairs and others	4,991	828	9	5,828	5,453
Advertising and other selling expenses	3,117	10	192	3,319	2,010
Taxes, rates and contributions	1,220	446	3,412	5,078	5,375
Interaction and roaming expenses	142	6	2	150	135
Director's fees	-	2,270	-	2,270	1,739
Leases and service charges	374	195	17	586	607
Allowance for doubtful accounts, net	-	-	126	126	63
Freights	3	2	1,878	1,883	2,879
Bank expenses	7	267	8	282	251
Conditioning and clearance	-	-	209	209	349
Travelling, library expenses and stationery	230	155	110	495	431
Other expenses	151	93	379	623	558
Total as of 03.31.2023	65,610	12,200	8,062	85,872	-
Total as of 03.31.2022	82,472	10,732	9,114	-	102,318

25.
Other operating results, net

	03.31.2023	03.31.2022
Gain/ (loss) from commodity derivative financial instruments	230	(3,935)
(Loss)/ gain from sale of property, plant and equipment	(545)	10
Realization of currency translation adjustment (i)	346	-
Donations	(117)	(163)
Lawsuits and other contingencies	(5,348)	(394)
Interest and allowances generated by operating assets	(381)	672
Administration fees	83	41
Others	557	708
Total other operating results, net	(5,175)	(3,061)

(i)
Corresponds to Condor, Real Estate Investment Group VII LP and Jiwin S.A’s liquidation.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
Financial results, net

	03.31.2023	03.31.2022
Financial income
Interest income	1,627	1,312
Other financial income	-	26
Total financial income	1,627	1,338
Financial costs
Interest expense	(20,860)	(19,198)
Other financial costs	(1,533)	(1,998)
Total finance costs	(22,393)	(21,196)
Other financial results:
Foreign exchange, net	14,091	39,370
Fair value gain from financial assets and liabilities at fair value through profit or loss	5,040	10,674
Gain from repurchase of non-convertible notes	857	2,466
Gain/ (loss) from derivative financial instruments (except commodities)	1,287	(1,324)
Others	(422)	846
Total other financial results	20,853	52,032
Inflation adjustment	16,354	2,300
Total financial results, net	16,441	34,474

27.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2023 and June 30, 2022:

Item	03.31.2023	06.30.2022
Trade and other receivables	6,422	7,256
Investments in financial assets	455	516
Trade and other payables	(3,334)	(7,246)
Borrowings	(179)	(216)
Total	3,364	310

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	03.31.2023	06.30.2022	Description of transaction	Item
New Lipstick LLC	51	52	Reimbursement of expenses	Trade and other receivables
Other associates and joint ventures (i)	10	12	Leases and/or rights of use receivable	Trade and other receivables
	(1)	-	Leases and/or rights of use to pay	Trade and other payables
	117	355	Dividends receivables	Trade and other receivables
	455	474	Other investments	Investments in financial assets
	(107)	(110)	Non-convertible notes	Borrowings
	1	2	Equity incentive plan receivable	Trade and other receivables
	440	428	Loans granted	Trade and other receivables
	(72)	(106)	Borrowings	Borrowings
	-	2	Reimbursement of expenses	Trade and other receivables
	17	33	Management fees receivable	Trade and other receivables
	(49)	(153)	Other payables	Trade and other payables
	936	1,231	Other receivables	Trade and other receivables
Total associates and joint ventures	1,798	2,220
CAMSA and its subsidiaries	(2,372)	(6,919)	Management fee payables	Trade and other payables
Yad Levim LTD	3,816	3,847	Loans granted	Trade and other receivables
Other related parties (ii)	573	760	Other receivables	Trade and other receivables
	(24)	(18)	Other payables	Trade and other payables
	-	42	Non-convertible notes	Investments in financial assets
	(42)	(21)	Management fee payables	Trade and other payables
	37	44	Reimbursement of expenses	Trade and other receivables
	(12)	(23)	Legal services	Trade and other payables
Total other related parties	1,976	(2,288)
IFISA	424	468	Loans granted	Trade and other receivables
Total direct parent company	424	468
Directors and Senior Management	(834)	(112)	Fees	Trade and other payables
	-	22	Advances receivable	Trade and other receivables
Total Directors and Senior Management	(834)	(90)
Total	3,364	310

(i)
Includes Agrofy Global, Lipstick Management LLC, Mehadrin, Banco Hipotecario S.A., Tarshop S.A., Banco de Crédito y Securitización S.A., Puerto Retiro S.A., Austral Gold Ltd., Cyrsa S.A., Nuevo Puerto Santa Fe S.A. and Quality Invest S.A.
(ii)
Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Lartiyrigoyen y SAMSA.

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2023 and 2022:

Related party	03.31.2023	03.31.2022	Description of transaction
BACS	-	92	Leases and/or rights of use
Condor	3	45	Financial operations
BHN Vida S.A.	(1)	51	Financial operations
BHN Seguros Generales S.A.	(1)	41	Financial operations
Uranga Trading S.A.	-	300	Income from sales and services
Other associates and joint ventures	(37)	25	Leases and/or rights of use
	56	-	Corporate services
	-	31	Fees and remunerations
	69	552	Financial operations
Total associates and joint ventures	89	1,137
CAMSA and its subsidiaries	(2,333)	(4,678)	Management fee
Other related parties (i)	(13)	8	Leases and/or rights of use
	(59)	(16)	Fees and remunerations
	7	-	Corporate services
	264	(12)	Legal services
	(35)	176	Financial operations
	(80)	(88)	Donations
	144	-	Income from sales and services from agricultural business
Total other related parties	(2,105)	(4,610)
IFISA	18	29	Financial operations
Total Parent Company	18	29
Directors	(1,689)	(1,442)	Fees
Senior Management	(105)	(96)	Compensation of Directors and senior management
Total Directors and Senior Management	(1,794)	(1,538)
Total	(3,792)	(4,982)

(i)
Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., Isaac Elsztain e Hijos, Hamonet S.A., LRSA, New Lipstick, BHN Vida S.A, GCDI y BHSA.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2023 and 2022:

Related party	03.31.2023	03.31.2022	Description of transaction
Quality	44	72	Irrevocable contributions
Condor	-	1,504	Irrevocable contributions
Agrofy	-	780	Irrevocable contributions
Comparaencasa	-	212	Irrevocable contributions
Otros	-	90	Irrevocable contributions
Total contributions	44	2,658
Agro-Uranga S.A.	162	121	Dividends received
Uranga Trading S.A.	28	35	Dividends received
Condor	84	6,245	Dividends received
Nuevo Puerto Santa Fe S.A.	174	-	Dividends received
Total dividends received	448	6,401
Agrofy Global LLC	-	778	Share capital increase
Total other transactions	-	778

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E – Provisions and allowances	Note 16 – Trade and other receivables and Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	Total as of 03.31.2023	Total as of 03.31.2022
Inventories at the beginning of the period / year	10,598	5,632	16,230	45,959
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,012	-	1,012	20,491
Changes in the net realizable value of agricultural products after harvest	(410)	-	(410)	(2,599)
Additions	634	-	634	204
Currency translation adjustment	(308)	63	(245)	(4,881)
Harvest	38,440	-	38,440	24,771
Acquisitions and classifications	27,916	18,715	46,631	33,170
Consume	(8,561)	-	(8,561)	(8,664)
Disposals due to sales	-	(377)	(377)	-
Expenses incurred	7,315	-	7,315	10,918
Inventories at the end of the period / year	(29,558)	(5,553)	(35,111)	(36,967)
Cost as of 03.31.23	47,078	18,480	65,558	-
Cost as of 03.31.22	67,137	15,265	-	82,402

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 03.31.2023	Total as of 06.30.2022
Assets
Trade and other receivables
US Dollar	95.18	208.61	19,856	17,458
Euros	0.08	226.15	18	19
Uruguayan pesos	1.48	5.39	8	-
Trade and other receivables related parties
US Dollar	18.66	209.01	3,901	3,978
Total Trade and other receivables			23,783	21,455
Investment in financial assets
US Dollar	40.97	208.61	8,547	3,518
Brazilian Reais	-	-	-	145
New Israel Shekel	7.45	58.16	433	1,000
Pounds	0.77	257.15	198	171
Total Investment in financial assets			9,178	4,834
Derivative financial instruments
US Dollar	4.20	208.61	876	672
Total Derivative financial instruments			876	672
Cash and cash equivalents
US Dollar	44.52	208.61	9,288	29,038
Euros	0.01	226.15	3	3
Brazilian Reais	-	-	-	2,318
New Israel Shekel	1.10	58.16	64	-
Chilean Pesos	0.004	257.15	1	-
Uruguayan pesos	0.19	5.39	1	2
Total Cash and cash equivalents			9,357	31,361
Total Assets			43,194	58,322

Liabilities
Trade and other payables
US Dollar	52.67	209.01	11,009	8,555
Euros	-	227.11	-	3
Uruguayan pesos	0.74	5.39	4	5
Trade and other payables related parties
US Dollar	0.06	209.01	13	84
Total Trade and other payables			11,026	8,647
Lease liabilities
US Dollar	12.65	209.01	2,643	-
Total Lease liabilities			2,643	-
Provisions
New Israel Shekel	70.00	58.16	4,071	-
Total Provisions			4,071	-
Borrowings
US Dollar	650.46	209.01	135,952	185,045
Borrowings with related parties
US Dollar	1.21	209.01	252	1,550
Total Borrowings			136,204	186,595
Derivative financial instruments
US Dollar	0.24	209.01	50	667
Total Derivative financial instruments			50	667
Total Liabilities			153,994	195,909

(1)
Exchange rates as of March 31, 2023 according to Banco Nación Argentina.
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Other relevant events of the period

Warrants exercise

During the nine-month period ended March 31, 2023, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 695,215 were received, for a converted warrants of 1,229,098 to common shares.

Shares Buyback Program extension and completion - IRSA

on July 12, 2022, the Board of Directors has resolved to extend the term of the shares repurchase plan that was determined by the Board of Directors on March 11, 2022, for an additional period of one hundred and twenty (120) days, maintaining the other terms and conditions that were duly informed.

On September 22, 2022, the Company completed the share buyback program, having acquired the equivalent of 9,419,623 IRSA common shares, which represent approximately 99.51% of the approved program and 1.16% of the outstanding shares.

Shares Buyback Program extension and completion - CRESUD

On July 22, 2022, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Argentine National Securities Commission. ● Maximum amount of the investment: Up to ARS 1,000 million.

● Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in accordance with the provisions of the applicable regulations.

● Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

● Payable Price: Up to ARS 140 per share and up to USD 7.00 per ADS.

● Period in which the acquisitions will take place: up to 120 days after the publication of the minutes, subject to any renewal or extension of the term, which will be informed to the investing public.

● Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

To make such a decision, the Board of Directors has taken into account the economic and market situation, as well as the discount that the current share price has in relation to the fair value of the assets, determined by independent appraisers, and has as its objective to contribute to the strengthening of the shares in the market and reduce the fluctuations in the listed value that does not reflect the value or the economic reality that the assets currently have, resulting in the detriment of the interests of the Company’s shareholders.

On September 21, 2022, the Company completed the share buyback program, having acquired the equivalent of 5,676,603 CRESUD common shares, which represent approximately 99.00% of the approved program and 0.96% of the outstanding shares.

BrasilAgro - Agricultural Association Contract

On July 21, 2022, the Company entered into an agricultural association contract with the São Domingos farm for the exploration of an agricultural area of approximately 6,070 hectares. Located in the municipality of Comodoro in the state of Mato Grosso, the contract is valid for 12 years, the property will be divided into two parts of 3,035 hectares each, the first is scheduled for December 2022 and the second for December 2023.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Ordinary and Extraordinary Shareholders' Meeting - IRSA

On October 28, 2022, the Ordinary and Extraordinary Shareholders’ Meeting was held where it was resolved:

-
The distribution of a dividend to shareholders for up to ARS 4,340 million, payable in cash and/or in kind.
-
The creation of a new incentive plan for employees, management and directors to join without a share premium for up to 1.16% of the Share Capital.

On October 31, 2022, the Board of Directors established the payment of the dividend in cash. As of the date of these financial statements, it was fully paid.

The amounts are expressed in the closing currency as of June 30, 2022 as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Change in Warrants terms and conditions - IRSA

Because of the payment of cash dividends made on November 8, 2022, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1. Post-dividend ratio: 1.0442.

●
Exercise price per new share to be issued: Pre-dividend price: USD 0.432. Post-dividend price: USD 0.414.

The other terms and conditions of the warrants remain the same.

Ordinary and Extraordinary Shareholders' Meeting - CRESUD

On October 28, 2022, the Ordinary and Extraordinary Shareholders’ Meeting was held where it was resolved:

-
The distribution of a dividend to shareholders for up to ARS 3,100 million, payable in cash and/or in kind.
-
The creation of a new incentive plan for employees, management and directors to join without a share premium for up to 0.96% of the Share Capital.

On October 31, 2022, the Board of Directors established the payment of the dividend in cash. As of the date of these financial statements, it was fully paid.

The amounts are expressed in the closing currency as of June 30, 2022 as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Change in Warrants terms and conditions - CRESUD

Because of the payment of cash dividends made on November 10, 2022, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1. Post-dividend ratio: 1.0322.
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.566. Post-dividend price: USD 0.548.

The other terms and conditions of the warrants remain the same.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

BrasilAgro – Payment of dividends

In the the Ordinary and Extraordinary Shareholders’ Meeting of October 27, 2022, BrasilAgro approved the payment of dividends distributed in the financial statements of June 30, 2022, for the total value of BRL 320 million, corresponding to BRL 3.24 per share.

Distribution of dividends - FyO S.A.

On October 19, 2022, FyO S.A. aproved the distribution of a dividend for the amount of USD 5 million payable in cash and/or in kind. As of the date of these financial statements, they are pending to pay.

32.
Subsequent events

Local Bond Issuance – Series XLI & XLII Notes - CRESUD

On April 4, 2023, Cresud issued the Series XLI & XLII Notes for a total amount of USD 50.0 million through the following instruments:


Series XLI: Denominated and payable in Argentine pesos for ARS 4,147,3 million (equivalent to USD 20.0 million) at a variable interest rate BADLAR plus 3% spread, with quarterly interests’ payments. The Capital amortization will be 100% at maturity, on October 4, 2024. The issuance price was 100.0% of the nominal value.

Series XLII: Denominated in dollars and payable in Argentine pesos for USD 30.0 million, with 0% interest rate. The Capital amortization will be in three installments: 33% on October 4, 2025, 33% on January 4, 2026, and 34% at maturity, on May 4, 2026. The issuance price was 100.0%.

The funds will be used mainly to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

Series III (issued by FyO)

On April 25, 2023, FyO issued the Series III Notes for an amount of USD 20 million. The notes are denominated in dollars and payable in pesos at the applicable exchange rate, with a fixed annual rate of 0% and maturing 36 months from the issuance date. The issuance price was 100% of the value nominal.

The funds from this issuance will be used mainly to finance the company's working capital in Argentina.

Ordinary and Extraordinary Shareholders' Meeting - CRESUD

On April 27, 2023, the Ordinary and Extraordinary Shareholders’ Meeting resolved:

-
The distribution of a cash dividend in the amount of $9,500 million, in proportion to the stock holdings of the shareholders.
-
Consideration of the distribution of 13 million own shares to shareholders, in proportion to their holdings by virtue of the provisions of Article 67 of Law 26,831.

On May 8, 2023, the Company distributed among its shareholders a cash dividend of ARS 9,500 million, equivalent to 1,652.4532% of the Capital Stock, an amount per share of (VARSN1) ARS 16.5245 and an amount per ADS of ARS 165.2453 (Argentine pesos per ADS). Likewise, on the same date, the Company distributed among its shareholders 12,670,512 treasury shares, equivalent to 2.2039% of Capital Stock, 0.0220 shares per common share and 0.2204 shares per ADS.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Ordinary and Extraordinary Shareholders' Meeting - IRSA

On April 27, 2023, the Ordinary and Extraordinary Shareholders’ Meeting resolved:


Capital Stock increase from ARS 811 million to the sum of ARS 7,364 million, through the partial capitalization of the share premium and the resulting issuance of 6,553 to be allocated to the shareholders according to their equity interest.

Change of the par value of the shares from ARS 1 to ARS 10.

Distribution of a cash dividend for ARS 21,900 million, in proportion to the equity interest of the shareholders.

On May 5, 2023, the Company distributed among its shareholders the cash dividend in an amount of ARS 21,900 equivalent to 2,731.3451% of the stock capital, an amount per share of ARS 27.3135 and an amount per ADR of ARS 273.1345 (Argentine Pesos per ADR).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position at March 31, 2023, the unaudited condensed interim consolidated statements of income and other comprehensive income for the nine month period and three month period ended March 31, 2023, the unaudited condense interim consolidated statements of changes in shareholders’ equity and of cash flows for the nine month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim financial reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of March 2023;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
at March 31, 2023 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 74,002,284, which was not due at that date.

Autonomous City of Buenos Aires, May 10, 2023.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Carlos Brondo Contador Público (UNCUYO) C.P.C.E.C.A.B.A. T° 391 F° 078

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2023 and for the nine and three-month periods ended as of that date, presented comparatively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2023 and June 30, 2022
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2023	06.30.2022
ASSETS
Non-current assets
Investment properties	7	2,502	1,608
Property, plant and equipment	8	24,540	24,584
Intangible assets	9	742	770
Right of use assets	10	5,772	4,749
Biological assets	11	6,101	8,172
Investments in subsidiaries and associates	6	228,596	209,791
Trade and other receivables	14	737	1,089
Total non-current assets		268,990	250,763
Current assets
Biological assets	11	9,986	5,059
Inventories	12	4,401	9,973
Income tax credit		2	2
Trade and other receivables	14	8,248	8,696
Investments in financial assets	13	-	348
Derivative financial instruments	13	9	20
Cash and cash equivalents	13	236	9,896
Total current assets		22,882	33,994
TOTAL ASSETS		291,872	284,757
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		165,010	147,883
TOTAL SHAREHOLDERS' EQUITY		165,010	147,883
LIABILITIES
Non-current liabilities
Trade and other payables	16	301	-
Borrowings	18	45,579	39,174
Deferred income tax liabilities	19	15,928	18,728
Provisions	17	396	502
Lease liabilities		500	719
Total non-current liabilities		62,704	59,123
Current liabilities
Trade and other payables	16	11,130	16,385
Payroll and social security liabilities		808	878
Borrowings	18	50,152	57,277
Derivative financial instruments	13	1	115
Provisions	17	27	17
Lease liabilities		2,040	3,079
Total current liabilities		64,158	77,751
TOTAL LIABILITIES		126,862	136,874
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		291,872	284,757

The accompanying notes are an integral part of these Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for the nine and three-month periods ended March 31, 2023 and 2022
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.2023	03.31.2022	03.31.2023	03.31.2022
Revenues	20	13,614	20,726	2,066	4,839
Costs	21	(11,767)	(17,988)	(1,954)	(4,517)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(4,201)	4,742	(461)	5,442
Changes in the net realizable value of agricultural products after harvest		297	(233)	(226)	109
Gross (loss) / profit		(2,057)	7,247	(575)	5,873
Net loss from fair value adjustment of investment properties		(74)	(261)	(184)	(93)
General and administrative expenses	22	(1,664)	(1,890)	(556)	(437)
Selling expenses	22	(1,982)	(3,489)	(295)	(905)
Other operating results, net	23	14	(756)	74	(1,131)
Management fees		(2,333)	(4,678)	(845)	1,193
(Loss) / profit from operations		(8,096)	(3,827)	(2,381)	4,500
Share of profit / (loss) of subsidiaries and associates	6	18,102	29,827	5,662	(17,591)
Profit / (loss) before financing and taxation		10,006	26,000	3,281	(13,091)
Finance income	24	913	599	40	264
Finance costs	24	(9,708)	(6,895)	(3,401)	(2,885)
Other financial results	24	9,033	16,754	5,125	3,966
Inflation adjustment	24	7,672	100	2,450	1,286
Financial results, net	24	7,910	10,558	4,214	2,631
Profit / (loss) before income tax		17,916	36,558	7,495	(10,460)
Income tax	19	3,078	5,545	93	(286)
Profit / (loss) for the period		20,994	42,103	7,588	(10,746)

Other comprehensive profit/ (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries and associates (i)		322	(14,481)	1,965	(1,968)
Revaluation surplus		522	-	51	-
Other comprehensive income / (loss) the period		844	(14,481)	2,016	(1,968)
Total comprehensive income / (loss) for the period		21,838	27,622	9,604	(12,714)

Profit / (Loss) per share for the period (ii)
Basic		36.01	71.36	13.02	(18.21)
Diluted		30.16	60.58	10.90	(18.21)

(i)
Components of other comprehensive income / (loss) have no impact on income tax.
(ii)
The basic profit per share has been calculated using 582,566,310 shares as of 03.31.23 and 589,608,950 as of 03.31.22. If 582.566.310 shares had been used for the calculation as of 03.31.22, the profit per share would be ARS 72.22. The diluted profit per share has been calculated using 696,040,524 shares as of 03.31.23 and 694,868,474 as of 03.31.22. If 696,040,524 shares had been used for the calculation as of 03.31.22, the profit per share would be ARS 60.49. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2022.

The accompanying notes are an integral part of these Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2023
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iv)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2022	590	2	43,823	4,184	54,373	396	2,000	(2,277)	44,792	147,883
Profit for the period	-	-	-	-	-	-	-	-	20,994	20,994
Other comprehensive income for the period	-	-	-	-	-	-	-	844	-	844
Total comprehensive income for the period	-	-	-	-	-	-	-	844	20,994	21,838
Shareholders’ meeting held as of 10.28.22	-	-	-	-	-	-	2,240	37,154	(39,394)	-
Dividends distribution	-	-	-	-	-	-	-	-	(5,398)	(5,398)
Repurchase of treasury shares (iii)	(18)	18	-	-	-	-	-	(5,010)	-	(5,010)
Exercise of warrants (ii)	1	-	2	(57)	448	-	-	-	-	394
Changes in non-controlling interest	-	-	-	-	-	-	-	5,252	-	5,252
Reserve for share-based payments	-	-	-	-	-	4	-	78	-	82
Other changes in equity of subsidiaries	-	-	-	-	-	-	-	(31)	-	(31)
Balance as of March 31, 2023	573	20	43,825	4,127	54,821	400	4,240	36,010	20,994	165,010

(i)
Includes ARS 1 of inflation adjustment of treasury shares. See Note 19 to the Annual Financial Statements as of June 30, 2022.
(ii)
See Note 31 to the Unaudited Condensed Interim Consolidated Financial Statements.
(iii)
Related to the Shares Buyback Program approved by the Board on November 11, 2022. See Note 31 to the Unaudited Condensed Interim Consolidated Financial Statements.
(iv)
Group’s Other reserves as of March 31, 2023 are comprised as:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total Other reserves
Balance as of June 30, 2022	(635)	(1,304)	427	-	(765)	(2,277)
Other comprehensive income for the period	-	395	-	-	449	844
Total comprehensive income for the period	-	395	-	-	449	844
Repurchase of treasury shares	(5,010)	-	-	-	-	(5,010)
Constitution of reserves	-	-	-	37,154	-	37,154
Changes in non-controlling interest	-	-	-	-	5,252	5,252
Reserve for share-based payments	-	-	-	-	78	78
Other changes in equity of subsidiaries	-	39	-	-	(70)	(31)
Balance as of March 31, 2023	(5,645)	(870)	427	37,154	4,944	36,010

(i) Includes revaluation surplus.

The accompanying notes are an integral part of these Financial Statements.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2022
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (ii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2021	590	2	43,823	4,209	54,204	388	2,000	6,376	8,678	(23,445)	96,825
Profit for the period	-	-	-	-	-	-	-	-	-	42,103	42,103
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(14,481)	-	(14,481)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(14,481)	42,103	27,622
Loss absorption	-	-	-	-	-	-	-	(6,376)	-	6,376	-
Reserve for share-based payments	-	-	-	-	-	8	-	-	29	-	37
Exercise of warrants	-	-	-	(14)	96	-	-	-	-	-	82
Other changes in equity of subsidiaries	-	-	-	-	-	-	-	-	(84)	(3,267)	(3,351)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	4,237	-	4,237
Balance as of March 31, 2022	590	2	43,823	4,195	54,300	396	2,000	-	(1,621)	21,767	125,452

(i)
Includes ARS 2 of inflation adjustment of treasury shares. See Note 19 to the Annual Financial Statements as of June 30, 2022.
(ii)
Group’s Other reserves as of March 31, 2022 are comprised as:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Other reserves (i)	Total Other reserves
Balance as of June 30, 2021	(644)	14,701	427	(5,806)	8,678
Other comprehensive (loss) / income for the period	-	(14,483)	-	2	(14,481)
Total comprehensive (loss) / income for the period	-	(14,483)	-	2	(14,481)
Reserve for share-based payments	-	-	-	29	29
Other changes in equity of subsidiaries	-	(2)	-	(82)	(84)
Changes in non-controlling interest	-	-	-	4,237	4,237
Balance as of March 31, 2022	(644)	216	427	(1,620)	(1,621)

(i) Includes revaluation surplus.

The accompanying notes are an integral part of these Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2023 and 2022
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2023	03.31.2022
Operating activities:
Cash used in operations	15	(4,146)	(2,643)
Net cash used in operating activities		(4,146)	(2,643)
Investing activities:
Capital contribution to subsidiaries and associates	6	-	(264)
Acquisition of property, plant and equipment	8	(562)	(903)
Acquisition of intangible assets	9	(15)	-
Proceeds from disposals of investment in financial assets		1,924	9,383
Acquisition of investment in financial instruments		(1,027)	(5,880)
Payments from derivative financial instruments		451	(290)
Dividends collected		2,748	1,314
Interest collected		54	74
Net cash generated from investing activities		3,573	3,434
Financing activities:
Repurchase of NCN		-	(2,174)
Borrowings, issuance and new placement of NCN		30,543	33,802
Payment of borrowings and NCN		(24,517)	(33,997)
Obtaining of short-term loans, net		8,808	464
Repurchase of treasury shares		(5,010)	-
Exercise of warrants		394	82
Dividends paid		(5,398)	-
Interest paid		(12,298)	(9,953)
Net cash used in financing activities		(7,478)	(11,776)
Net decrease in cash and cash equivalents		(8,051)	(10,985)
Cash and cash equivalents at beginning of the period	13	9,896	11,322
Result from exposure to inflation on cash and cash equivalents		101	2
Foreign exchange loss in cash and changes in fair value of cash equivalents		(1,710)	(121)
Cash and cash equivalents at the end of the period	13	236	218

The accompanying notes are an integral part of these Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Financial Statements
(All amounts in millions, except otherwise indicated)

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Carlos Della Paolera 261, 9th Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 10, 2023.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2022 prepared in accordance with IFRS. Likewise, these financial statements include additional information required by Law No. 19,550 and / or CNV regulations. This information is included in the notes to these Financial Statements, as allowed by IFRS.

These financial statements for the interim periods of nine months ended March 31, 2023 and 2022 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Company's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is Approximate or exceed 100%. Accumulated inflation in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended March 31, 2023, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18:

Price variation	March 31, 2023 (accumulated nine months)
74%

As a consequence of the aforementioned, these Unaudited Condensed Interim Separate Financial Statements as of March 31, 2023 were restated in accordance with IAS 29.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2.
Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2022.

2.3.
Comparative information

The amounts as of June 30, 2022 and March 31, 2022, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29 (note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Annual Separate Financial Statements for the fiscal year ended June 30, 2022, described in Note 3 to those financial statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals
See description of acquisitions and disposals of the Company for the nine-month period ended March 31, 2023 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2022. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.
Fair value estimates

Since June 30, 2022, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Investments in subsidiaries and associates

The Company conducts its business through several subsidiaries and associates.

Set out below are the changes in Company’s investment in subsidiaries and associates for the nine-month period ended March 31, 2023 and for the fiscal year ended June 30, 2022:

	03.31.2023	06.30.2022
Beginning of the period / year	209,791	177,521
Capital contributions (Note 25)	-	263
Share of profit	18,102	49,664
Other comprehensive results	322	(16,260)
Other changes in equity of subsidiaries	5,303	1,426
Decrease of interest	-	(1,357)
Dividends distributed (Note 25)	(4,922)	(1,466)
End of the period / year	228,596	209,791

See changes in Company’s investment in associates and joint ventures for the nine-month period ended March 31, 2023 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2022 in Note 8 to the Annual Consolidated Financial Statements.

	% of ownership interest		Registered value		Entity's interest in comprehensive income / (loss)
Name of the entity	03.31.2023	06.30.2022	03.31.2023	06.30.2022	03.31.2023	03.31.2022
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”) (**)	1.35%	1.35%	2,484	2,524	62	(521)
Futuros y Opciones.Com S.A.	50.10%	50.10%	2,934	2,480	1,001	703
Amauta Agro S.A. (continuation of FyO Trading S.A.)	2.20%	2.20%	6	16	(10)	8
FyO Acopio S.A. (continuation of Granos Olavarría S.A.)	2.20%	2.20%	121	68	52	25
Helmir S.A.	100.00%	100.00%	62,777	56,263	1,172	(1,138)
IRSA Inversiones y Representaciones Sociedad Anónima	53.98%	53.62%	158,931	146,701	16,354	16,287
Alafox S.A. (*)	-	-	-	-	-	(304)
Total Subsidiaries			227,253	208,052	18,631	15,060

Associates
Agrouranga S.A.	34.86%	34.86%	963	1,381	(255)	235
Uranga Trading S.A.	34.86%	34.86%	380	358	48	53
Total Associates			1,343	1,739	(207)	288
Total Investments in subsidiaries and associates			228,596	209,791	18,424	15,348

					Last financial statement issued
Name of the entity	Market value as of 03.31.2023	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”) (**)	24.10	Brazil	Agricultural	1,334,400	2,497	787	107,536
Futuros y Opciones.Com S.A.	Not publicly traded	Argentina	Brokerage	191,632,255	386	2,005	5,855
Amauta Agro S.A. (continuation of FyO Trading S.A.)	Not publicly traded	Argentina	Brokerage	506,440	23	(436)	261
FyO Acopio S.A. (continuation of Granos Olavarría S.A.)	Not publicly traded	Argentina	Warehousing and Brokerage	506,440	1	2,381	5,502
Helmir S.A.	Not publicly traded	Uruguay	Investment	10,287,750,845	10,288	364	62,359
IRSA Inversiones y Representaciones Sociedad Anónima	237.45	Argentina	Real Estate	431,737,584	811	30,768	297,754
Associates
Agrouranga S.A.	Not publicly traded	Argentina	Agricultural	2,532,579	7	(733)	74
Uranga Trading S.A.	Not publicly traded	Argentina	Marketing, warehousing and processing	637,498	2	139	1,089

(*) Liquidated company as of February 28, 2022.
(**) At the issuance date of these financial statements, the company is analyzing the potential accounting effects on Cresud's Separate and Consolidated Financial Statements arising from the changes to the bylaws approved at the Brasilagro shareholders' meeting on April 28, 2023.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investment properties

Changes in Company’s investment properties for the nine-month period ended March 31, 2023 and for the fiscal year ended June 30, 2022 were as follows:

	03.31.2023	06.30.2022
Beginning of the period / year	1,608	1,544
Transfers	968	442
Net loss from fair value adjustment of investment properties	(74)	(378)
End of the period / year	2,502	1,608

During the nine-month period ended March 31, 2023 and for the year ended June 30, 2022, there were no financial costs activated as there have been no assets that qualify for capitalization. No investment property of the Company has been mortgaged to guarantee some of the Company´s loans.

The amounts recognized in the statement of income and other comprehensive income are not material for any of the exercises analyzed.

As described in Note 2.6 to the Annual Consolidated Financial Statements corresponding to the year ended June 30, 2022, the Group uses the valuation made by qualified external appraisers to determine the fair value of its investment properties. Fair values are based on comparable values (Level 2 of the fair value hierarchy). The sales prices of comparable land are adjusted considering the specific aspects of each land, the most important used premise being the price per hectare.

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the nine-month period ended March 31, 2023 and for the fiscal year ended June 30, 2022 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 03.31.2023	Total as of 06.30.2022

Costs	28,603	1,945	30,548	29,336
Accumulated depreciation	(4,628)	(1,336)	(5,964)	(5,397)
Net book amount at the beginning of the period / year	23,975	609	24,584	23,939
Additions	418	144	562	1,039
Disposals	-	-	-	(14)
Transfers	(165)	-	(165)	186
Depreciation charge (i)	(295)	(146)	(441)	(566)
Balances at the end of the period / year	23,933	607	24,540	24,584

Costs	28,856	2,089	30,945	30,548
Accumulated depreciation	(4,923)	(1,482)	(6,405)	(5,964)
Net book amount at the end of the period / year	23,933	607	24,540	24,584

(i) For the fiscal period / year ended March 31, 2023 and June 30, 2022, the depreciation expense of property, plant and equipment has been charged as follows: ARS 35 and ARS 47 in "Costs";ARS 28 and ARS 28 in “General and administrative expenses” and ARS 1 and ARS 2 in “Selling expenses” in “the Statement of Income and Other Comprehensive Income";ARS 377 and ARS 489 were capitalized as part of the biological assets costs (Note 22).
(ii) Includes farms, buildings and facilities of farmlands properties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
          Intangible assets

Changes in Company’s intangible assets for the nine-month period ended as of March 31, 2023 and for the fiscal year ended as of June 30, 2022 were as follows:

	Software	Concession rights	Total as of 03.31.2023	Total as of 06.30.2022
Costs	121	1,413	1,534	1,534
Accumulated amortization	(112)	(652)	(764)	(705)
Net book amount at the beginning of the period / year	9	761	770	829
Additions	15	-	15	-
Amortization charges (i)	(9)	(34)	(43)	(59)
Balances at the end of the period / year	15	727	742	770
Costs	136	1,413	1,549	1,534
Accumulated amortization	(121)	(686)	(807)	(764)
Net book amount at the end of the period / year	15	727	742	770

(i) Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income (Note 22). There are no impairment charges for any of the years presented.

10.
Right of use assets

The composition in the Company's rights of use assets for the nine-month period ended as of March 31, 2023 and for the fiscal year ended as of June 30, 2022 is as follows:

	03.31.2023	06.30.2022
Offices	42	104
Farmland	5,730	4,643
Machines and equipment	-	2
Total right of use assets	5,772	4,749
Non-current	5,772	4,749
Total	5,772	4,749

The depreciation charge of the right of use assets is detailed below:

	03.31.2023	03.31.2022
Farmland	1,781	952
Offices	62	63
Machines and equipment	-	2
Total depreciation of right of use assets (Note 22)	1,843	1,017

11.
Biological assets

Changes in the Company’s biological assets for the nine-month period ended as of March 31, 2023 and for the fiscal year ended as of June 30, 2022 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others
	Level 1	Level 3	Level 2	Level 2	Level 1	Total as of 03.31.2023	Total as of 06.30.2022
Net book amount at the beginning of the period / year	675	3,578	8,670	198	110	13,231	14,948
Purchases	-	-	397	10	-	407	1,315
Transfers	(451)	451	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	(1,140)	(3,026)	(74)	-	(4,240)	6,247
Decrease due to harvest	-	(6,054)	-	-	-	(6,054)	(25,254)
Sales	-	-	(2,136)	(3)	-	(2,139)	(4,058)
Consumes	-	-	(13)	-	(21)	(34)	(44)
Costs for the period	4,073	8,073	2,770	-	-	14,916	20,077
Balances at the end of the period / year	4,297	4,908	6,662	131	89	16,087	13,231

Non-current (production)	-	-	5,909	103	89	6,101	8,172
Current (consumable)	4,297	4,908	753	28	-	9,986	5,059
Net book amount at the end of the period / year	4,297	4,908	6,662	131	89	16,087	13,231

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

During the nine-month period ended March 31, 2023, there were transfers for ARS 451 between the fair value hierarchies 1 and 3 of sown land-crops (due to the degree of phenological growth of the crop). Likewise, there were no reclassifications among their respective categories.

Capitalized costs of production as of March 31, 2023 and 2022 are as follows:

	03.31.2023	03.31.2022
Supplies and labors	10,782	11,101
Leases and expenses	14	16
Amortization and depreciation (Note 22)	2,159	1,320
Maintenance and repairs	254	245
Payroll and social security liabilities	1,053	1,005
Fees and payments for services	88	108
Freight expenses	292	190
Travel expenses and stationery	217	196
Taxes, rates and contributions	57	96
	14,916	14,277

See information on valuation processes used by the entity in Note 14 to the Annual Consolidated Financial Statements as of June 30, 2022.

As of March 31, 2023, and June 30, 2022, the better and maximum use of biological assets shall not significantly differ from the current use.

12.
Inventories

Breakdown of Company’s inventories as of March 31, 2023 and June 30, 2022 are as follows:

	03.31.2023	06.30.2022
Crops	1,441	4,567
Materials and supplies	26	14
Seeds and fodders	2,934	5,392
Total inventories	4,401	9,973
Current	4,401	9,973
Total	4,401	9,973

As of March 31, 2023, and June 30, 2022 the cost of inventories recognized as expense amounted to ARS 9,338 and ARS 9,765, respectively and they have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

13.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Annual Consolidated Financial Statements as of June 30, 2022.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of March 31, 2023 and June 30, 2022 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
March 31, 2023		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	6,105	-	6,105	2,886	8,991
Derivative financial instruments
- Commodities options contracts	-	9	9	-	9
Cash and cash equivalents
- Cash on hand and at bank	134	-	134	-	134
- Short-term investments	-	102	102	-	102
Total	6,239	111	6,350	2,886	9,236

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
March 31, 2023		Level 1
Liabilities as per statement of financial position
Trade and others payables (Note 16)	8,758	-	8,758	2,673	11,431
Borrowings (Note 18)	95,731	-	95,731	-	95,731
Derivative financial instruments:
- Commodities futures contracts	1	-	1	-	1
Total	104,490	-	104,490	2,673	107,163

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2022		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	8,034	-	8,034	1,761	9,795
Investment in financial assets
- Pubilc companies´ securities	-	348	348	-	348
Derivative financial instruments
- Commodities options contracts	-	17	17	-	17
- Foreign-currency futures contracts	-	3	3	-	3
Cash and cash equivalents
- Cash on hand and at bank	9,401	-	9,401	-	9,401
- Short-term investments	-	495	495	-	495
Total	17,435	863	18,298	1,761	20,059

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2022		Level 1
Liabilities as per statement of financial position
Trade and others payables (Note 16)	14,241	-	14,241	2,144	16,385
Borrowings (Note 18)	96,451	-	96,451	-	96,451
Derivative financial instruments:
- Commodities futures contracts	-	115	115	-	115
Total	110,692	115	110,807	2,144	112,951

As of March 31, 2023, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

14.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of March 31, 2023 and June 30, 2022 are as follows:

	03.31.2023	06.30.2022
Receivables from sale of properties (i)	931	883
Receivables from sale of agricultural products and services	2,601	3,529
Debtors under legal proceedings	2	14
Less: allowance for doubtful accounts	(6)	(10)
Total trade receivables	3,528	4,416
Prepayments	421	411
Tax credits	2,312	1,252
Loans granted	118	122
Advance payments	151	77
Expenses to recover	56	113
Others	355	479
Total other receivables	3,413	2,454
Related parties (Note 25)	2,044	2,915
Total trade and other receivables	8,985	9,785
Non-current	737	1,089
Current	8,248	8,696
Total trade and other receivables	8,985	9,785

(i)
Net of implicit interests

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant.

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Annual Consolidated Financial Statements as of June 30, 2022.

Movements on the Company’s allowance for doubtful accounts are as follows:

	03.31.2023	06.30.2022
Beginning of the period / year	10	14
Charges	3	3
Inflation adjustment	(7)	(7)
End of the period / year	6	10

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

15.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the nine-month periods ended as of March 31, 2023 and 2022:

	Note	03.31.2023	03.31.2022
Profit for the period		20,994	42,103
Adjustments for:
Income tax	19	(3,078)	(5,545)
Amortization and depreciation	22	168	165
Unrealized loss from derivative financial instruments of commodities		-	789
Financial results, net		(2,129)	(13,026)
Unrealized initial recognition and changes in the fair value of biological assets		1,290	(6,997)
Changes in net realizable value of agricultural products after harvest		(297)	233
Provisions and allowances		233	124
Management fees		2,333	4,678
Share of profit from participation in subsidiaries and asscociates	6	(18,102)	(29,827)
Net loss from fair value adjustment of investment properties	7	74	261
Result from sale of property, plant and equipment		(8)	(10)
Changes in operating assets and liabilities:
(Increase) / decrease in biological assets		(1,987)	1,021
Decrease in inventories		5,869	9,105
(Increase) / decrease in trade and other receivables		(168)	2,082
Increase in right of use assets		(2)	-
Decrease in lease liabilities		(1,902)	(1,880)
Decrease in derivative financial instruments		-	(170)
Decrease in provisions		-	(10)
Decrease in trade and other payables		(7,364)	(5,191)
Decrease in payroll and social security liabilities		(70)	(548)
Net cash used in operating activities before income tax paid		(4,146)	(2,643)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of non-cash transactions occurred in the nine-month periods ended as of March 31, 2023 and 2022:

	03.31.2023	03.31.2022
Non-cash transactions
Uncollected dividends	851	12
Currency translation adjustment and other comprehensive results from subsidiaries and associates	322	-
Issuanse of non-convertible notes	13,611	-
Decrease in investments in subsidiaries and associates through a decrease in borrowings	-	1,310
Decrease of interest in subsidiaries and associates due to currency translation adjustment	-	14,480
Decrease in property, plant and equipment through an increase in trade and other receivables	8	14
Increase in the right of use assets through an increase in the lease liabilities	2,867	1,520
Decrease in lease liabilities through a decrease in trade and other receivables	-	67
Increase in investment properties through a decrease in property, plant and equipment	968	-
Increase in shareholders´ equity through an increase in investment properties	800	-
Increase in deferred tax liability through a decrease in shareholders´ equity	278	-
Decrease in trade receivables through a decrease in lease liabilities	56	-
Decrease in trade and other receivables through a decrease in borrowings	23	644
Increase in other reserves through an increase in investment in subsidiaries and associates	5,303	923

16.
Trade and other payables

The detail of the Company’s trade and other payables as of March 31, 2023 and June 30, 2022 are as follows:

	03.31.2023	06.30.2022
Trade payables	3,532	3,589
Provisions	1,412	2,245
Sales, rent and services payments received in advance	2,538	1,164
Total trade payables	7,482	6,998
Taxes payable	27	61
Total other payables	27	61
Related parties (Note 25)	3,922	9,326
Total trade and other payables	11,431	16,385
Non-current	301	-
Current	11,130	16,385
Total trade and other payables	11,431	16,385

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 3). Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Total as of 03.31.2023	Total as of 06.30.2022
Beginning of period / year	519	519	719
Additions (i)	174	174	268
Decreases (i)	(22)	(22)	(158)
Used during the period	-	-	(10)
Inflation adjustment	(248)	(248)	(300)
End of period / year	423	423	519
Non-current		396	502
Current		27	17
Total		423	519

(i)
The net is included in “Other operating results, net”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Borrowings

Company’s borrowings as of March 31, 2023 and June 30, 2022 are comprised as follows:

	Book value		Fair Value
	03.31.2023	06.30.2022	03.31.2023	06.30.2022
NCN	61,368	66,610	61,701	62,356
Bank loans and others	3,811	6,026	3,811	6,026
Related parties (Note 25)	12,912	9,711	12,926	9,420
Bank overdrafts	17,640	14,104	17,640	14,104
Total borrowings	95,731	96,451	96,078	91,906
Non-current	45,579	39,174
Current	50,152	57,277
Total borrowings	95,731	96,451

  See Note 20 to the interim condensed consolidated financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	03.31.2023	03.31.2022
Deferred income tax	3,078	5,545
Income tax	3,078	5,545

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2023 and 2022:

	03.31.2023	03.31.2022
Net profit at tax rate (i)	(6,271)	(12,795)
Permanent differences:
Share of profit of subsidiaries and associates	6,336	10,439
Use of tax loss carry-forwards	1,216	4,281
Result from sale of participation in subsidiaries	-	153
Tax transparency	(1,291)	(1,209)
Non-taxable results, non-deductible expenses and others	(110)	519
Inflation adjustment for tax purposes	(11,531)	(9,347)
Inflation adjustment	14,729	13,504
Income tax	3,078	5,545

(i) The income tax rate applicable as of March 31, 2023 and 2022 is 35%.

Changes in the deferred tax account are as follows:

	03.31.2023	06.30.2022
Beginning of the period / year	(18,728)	(28,036)
Revaluation surplus	(278)	(219)
Charged to the Statement of Comprehensive Income	3,078	9,527
End of the period / year	(15,928)	(18,728)

See note 21 to the interim condensed consolidated financial statements.

20.
Revenues

	03.31.2023	03.31.2022
Crops	10,635	16,987
Cattle	2,597	3,436
Supplies	11	7
Leases and agricultural services	371	296
Total revenues	13,614	20,726

21.
Costs

	03.31.2023	03.31.2022
Crops	9,298	15,030
Cattle	2,179	2,852
Leases and agricultural services	237	34
Other costs	53	72
Total costs	11,767	17,988

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Expenses by nature

The Company discloses expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

	Costs (i)	General and administrative expenses	Selling expenses	Total as of 03.31.2023	Total as of 03.31.2022
Supplies and labors	211	-	-	211	8
Leases and expenses	-	39	5	44	49
Amortization and depreciation	35	133	-	168	165
Doubtful accounts (charge and recovery) (Note 14)	-	-	3	3	4
Cost of sale of agricultural products and biological assets	11,477	-	-	11,477	17,882
Advertising, publicity and other selling expenses	-	-	159	159	335
Maintenance and repairs	4	110	2	116	143
Payroll and social security liabilities	26	1,061	72	1,159	1,314
Fees and payments for services	9	174	100	283	292
Freights	-	-	1,192	1,192	2,262
Bank commissions and expenses	-	23	-	23	63
Travel expenses and stationery	4	44	2	50	55
Conditioning and clearance	-	-	213	213	366
Director’s fees (Note 25)	-	78	-	78	98
Taxes, rates and contributions	1	2	234	237	331
Total expenses by nature as of 03.31.2023	11,767	1,664	1,982	15,413	-
Total expenses by nature as of 03.31.2022	17,988	1,890	3,489	-	23,367

(i)
Include ARS 53 and ARS 72 of other agricultural operating costs as of March 31, 2023 and 2022, respectively.

23.
          Other operating results, net

	03.31.2023	03.31.2022
Administration fees	32	27
Gain / (Loss) from commodity derivative financial instruments	6	(758)
Interest and allowances generated by operating assets	47	131
Contingencies	(152)	(22)
Donations	(16)	(4)
Others	97	(130)
Total other operating results, net	14	(756)

24.
Financial results, net

	03.31.2023	03.31.2022
Interest income	913	599
Total financial income	913	599
Interest expenses	(9,365)	(6,237)
Other financial costs	(343)	(658)
Total financial costs	(9,708)	(6,895)
Exchange rate difference, net	8,646	15,449
Fair value gain of financial assets at fair value through profit or loss	959	1,982
Loss from derivative financial instruments (except commodities)	(195)	(669)
Loss from the exchange of non-convertible notes	(377)	-
Loss from repurchase of non-convertible notes	-	(8)
Total other financial results	9,033	16,754
Inflation adjustment	7,672	100
Total financial results, net	7,910	10,558

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Related party transactions

See description of the main transactions conducted with related parties in Note 32 to the Annual Consolidated Financial Statements as of June 30, 2022.

The following is a summary of the balances with related parties as of March 31, 2023 and June 30, 2022:

Items	03.31.2023	06.30.2022
Trade and other payables	(3,922)	(9,326)
Borrowings	(12,912)	(9,711)
Trade and other receivables	2,044	2,915
Right of use assets	42	104
Lease Liabilities	(37)	(96)
Total	(14,785)	(16,114)

Related party	03.31.2023	06.30.2022	Description of transaction	Item
IRSA Inversiones y Representaciones Sociedad Anónima	642	1,079	Corporate services receivable	Trade and other receivables
	173	2	Reimbursement of expenses receivable	Trade and other receivables
	-	(8)	Reimbursement of expenses to pay	Trade and other payables
	(2,190)	(3,107)	NCN	Borrowings
	42	104	Right of use assets	Right of use assets
	(37)	(96)	Leases	Lease Liabilities
	3	5	Share-based payments	Trade and other receivables
Brasilagro Companhia Brasileira de Propriedades Agrícolas	(18)	(18)	Rentals and services received	Trade and other payables
	-	77	Dividends receivable	Trade and other receivables
	41	112	Debtors for sales, rentals and services	Trade and other receivables
Helmir S.A.	(10,363)	(5,122)	Loans received	Borrowings
	(2)	-	Rentals and services received	Trade and other payables
	(1,236)	(1,291)	Other payables	Trade and other payables
Futuros y Opciones.Com S.A.	185	1,382	Brokerage operations receivable	Trade and other receivables
	524	-	Dividends receivable	Trade and other receivables
	(108)	(909)	Advanced payments received	Trade and other payables
Total subsidiaries	(12,344)	(7,790)
Agro-Uranga S.A.	14	20	Dividends receivables	Trade and other receivables
	26	37	Debtors for sales, rentals and services	Trade and other receivables
	-	(5)	Reimbursement of expenses to pay	Trade and other payables
Uranga Trading S.A.	6	-	Dividends receivables	Trade and other receivables
Agrofy S.A.	10	3	Debtors for sales, rentals and services	Trade and other receivables
	(8)	(1)	Reimbursement of expenses to pay	Trade and other payables
Total associates	48	54
Tyrus S.A.	-	(1,324)	NCN	Borrowings
Panamerican Mall S.A.	-	(115)	NCN	Borrowings
Fibesa S.A.	(214)	-	NCN	Borrowings
Amauta Agro S.A.	-	133	Debtors for sales, rentals and services	Trade and other receivables
	(18)	-	Rentals and services received	Trade and other payables
FyO Acopio S.A.	-	(103)	Rentals and services received	Trade and other payables
	412	-	Debtors for sales, rentals and services	Trade and other receivables
Total Subsidiaries of the subsidiaries	180	(1,409)
CAMSA and its subsidiaries	-	(2)	Reimbursement of expenses to pay	Trade and other payables
	(185)	-	Rentals and services received	Trade and other payables
	(2,333)	(6,919)	Management fees	Trade and other payables
Banco de Crédito y Securitización S.A.	-	(28)	Rentals and services received	Trade and other payables
BNH Seguros Generales S.A.	(40)	-	NCN	Borrowings
BNH VIDA S.A.	(105)	(43)	NCN	Borrowings
Total Other Related parties	(2,663)	(6,992)
Inversiones Financieras del Sur S.A.	8	43	Loans granted	Trade and other receivables
Total Parent Company	8	43
Directors and Senior Management	-	22	Reimbursement of expenses receivable	Trade and other receivables
	(14)	(42)	Directors' fees	Trade and other payables
Total directors and senior management	(14)	(20)
Total	(14,785)	(16,114)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the nine-month period ended as of March 31, 2023 and 2022:

Related party	03.31.2023	03.31.2022	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(12)	(12)	Leases and/or rights of use
	-	(227)	Change in fair value of financial assets
	(556)	1,189	Financial operations
	1,728	1,512	Corporate services
Futuros y Opciones.Com S.A.	(12)	623	Purchase of goods and/or services
	-	(6)	Financial operations
	-	(748)	Supplies and labor
	(36)	-	Corporate services
	3	(37)	Administration fees
Amauta Agro S.A.	13	-	Purchase of goods and/or services
	8	-	Administration fees
Helmir S.A.	1,724	815	Financial operations
Alafox S.A.	-	223	Financial operations
Total subsidiaries	2,860	3,332
Tyrus S.A.	179	-	Financial operations
Panamerican Mall S.A.	(13)	16	Financial operations
Fibesa S.A.	15	-	Financial operations
FyO Acopio S.A.	(386)	-	Purchase of goods and/or services
	(9)	-	Corporate services
	2	-	Administration fees
	2	-	Financial operations
Total Subsidiaries of the subsidiaries	(205)	16
Uranga Tradiing S.A.	176	300	Income from agricultural sales and services
Total Associates	176	300
Estudio Zang, Bergel & Viñes	(17)	(12)	Legal services
CAMSA and its subsidiaries	(2,333)	(4,678)	Administration fees
BNH Vida S.A.	8	8	Financial operations
Hamonet S.A.	(3)	(4)	Leases and/or rights of use
Isaac Elsztain e Hijos S.C.A.	(7)	(18)	Leases and/or rights of use
Other Related parties	(2,352)	(4,704)
Directors	(78)	(98)	Compensation of Directors
Senior Management	(43)	-	Honorarios
Total directors y Senior Management	(121)	(98)
Inversiones Financieras del Sur S.A.	18	18	Financial operations
Total Parent Company	18	18
Total	376	(1,136)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2023 and 2022:

Related party	03.31.2023	03.31.2022	Description of transaction
Helmir S.A.	-	264	Irrevocable contributions
Total irrevocable contributions	-	264
IRSA Inversiones y Representaciones Sociedad Anónima	4,080	-	Dividends received
Brasilagro Companhia Brasileira de Propriedades Agrícolas	104	112	Dividends received
Agro-Uranga S.A.	163	121	Dividends received
Uranga Trading S.A.	28	35	Dividends received
FyO Acopio S.A.	-	10	Dividends received
Futuros y Opciones.Com S.A.	547	993	Dividends received
Total dividends received	4,922	1,271

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries and associates
Exhibit D - Other investments	Note 13 – Financial instruments by category
Exhibit E - Provisions and allowances	Note 14 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

27.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	Total as of 03.31.2023	Total as of 03.31.2022
Beginning of the period	8,868	9,907	-	18,775	22,166
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(3,100)	-	-	(3,100)	(47)
Changes in the net realizable value of agricultural products after harvest	-	297	-	297	(233)
Increase due to harvest	-	6,090	-	6,090	9,772
Acquisitions and classifications	407	5,931	-	6,338	5,630
Consume	(13)	(8,486)	-	(8,499)	(8,607)
Expenses incurred	2,770	-	290	3,060	2,991
Inventories	(6,793)	(4,401)	-	(11,194)	(13,684)
Cost as of 03.31.2023	2,139	9,338	290	11,767	-
Cost as of 03.31.2022	2,805	15,077	106	-	17,988

(1)
Corresponds to breeding cattle movements and other cattle.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of March 31, 2023 and June 30, 2022 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 03.31.2023	Total as of 06.30.2022
Assets
Trade and other receivables
US Dollar	13.23	208.61	2,759	1,656
Receivables with related parties:
US Dollar	0.13	209.01	28	78
Total trade and other receivables			2,787	1,734

Derivative financial instruments
US Dollar	0.36	208.61	9	17
Total Derivative financial instruments			9	17

Cash and cash equivalents
US Dollar	0.14	208.61	30	9,389
Total Cash and cash equivalents			30	9,389

Liabilities
Trade and other payables
US Dollar	24.31	209.01	5,080	3,415
Trade and other payables with related parties:
US Dollar	5.95	209.01	1,243	1,313
Uruguayan Pesos	0.19	5.39	1	-
Brazilian Reais	0.40	44.50	18	17
Total trade and other payables			6,342	4,745

Derivative financial instruments
US Dollar	0.00	209.01	1	-
Total derivative instruments			1	-

Lease Liabilities with related parties:
US Dollar	0.18	209.01	37	96
Total Lease Liabilities			37	96

Borrowings
US Dollar	269.26	209.01	56,279	67,350
Borrowings with related parties:
US Dollar	60.76	209.01	12,699	9,711
Total Borrowings			68,978	77,061

(1)
Exchange rate as of March 31, 2023 according to Banco Nación Argentina records.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Buenos Aires Province. Av. Fleming 2190, Munro, Buenos Aires Province. Carlos Pellegrini 1401, Avellaneda, Buenos Aires Province.

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires.
Pedro de Mendoza 2143, Autonomous City of Buenos Aires.
Saraza 6135, Autonomous City of Buenos Aires.
Azara 1245, Autonomous City of Buenos Aires. Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Buenos Aires Province. Cañada de Gomez 3825, Autonomous City of Buenos Aires.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of ARS 41,276, whose treatment is under consideration by the Board of Directors and the respective Management.

31.
Other relevant events of the period

See Note 31 to the Unaudited Condensed Interim Consolidated Financial Statements.

32.
Subsequent events

See others subsequent events in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements.

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), including the unaudited condensed interim separate statement of financial position at March 31, 2023, the unaudited condensed interim separate statements of income and other comprehensive income for the nine month period and three month period ended March 31, 2023 and the unaudited condense interim separate statements of changes in shareholders’ equity and of cash flows for the nine month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of March 2023;

c)
at March 31, 2023 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 74,002,284, which was not due at that date.

Autonomous City of Buenos Aires, May 10, 2023.

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Carlos Brondo Contador Público (UNCUYO) C.P.C.E.C.A.B.A. T° 391 F° 078

Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(In ARS million)	9M 23	9M 22	YoY Var
Revenues	110,484	116,602	(5.2)%
Costs	(65,610)	(82,472)	(20.4)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(670)	27,443	(102.4)%
Changes in the net realizable value of agricultural produce after harvest	(412)	(2,605)	(84.2)%
Gross profit	43,792	58,968	(25.7)%
Net gain from fair value adjustment on investment properties	(34,790)	(20,219)	72.1%
Gain from disposal of farmlands	688	9,565	(92.8)%
General and administrative expenses	(12,200)	(10,732)	13.7%
Selling expenses	(8,062)	(9,114)	(11.5)%
Other operating results, net	(5,175)	(3,061)	69.1%
Management Fee	(2,333)	(4,678)	(50.1)%
Result from operations	(18,080)	20,729	(187.2)%
Depreciation and Amortization	6,111	5,397	13.2%
EBITDA (unaudited)	(11,969)	26,126	(145.8)%
Adjusted EBITDA (unaudited)	23,696	46,621	(49.2)%
Loss from joint ventures and associates	562	(1,079)	-
Result from operations before financing and taxation	(17,518)	19,650	(189.2)%
Financial results, net	16,441	34,474	(52.3)%
Result before income tax	(1,077)	54,124	(102.0)%
Income tax expense	37,408	10,550	254.6%
Result for the period	36,331	64,674	(43.8)%

Attributable to
Equity holder of the parent	20,487	40,026	(48.8)%
Non-controlling interest	15,844	24,648	(35.7)%

The net result for nine-month period of fiscal year 2023 showed a profit of ARS 36,331 million compared to a profit of ARS 64,674 million registered in the same period of 2022. This lower result is mainly explained by the result from changes in the fair value of investment properties, partially offset by the impact of the reversal of the income tax provision due to jurisprudence regarding tax inflation adjustment.

Adjusted EBITDA for the nine-month period of 2023 reached ARS 23,696 million, decreasing by 49.2% compared to the same period in 2022. Adjusted EBITDA of agricultural segments reached ARS 3,729 million while Adjusted EBITDA from the urban property business and investments (through IRSA) reached ARS 31,462 million.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2023

Description of Operations by Segment

9M 2023	Agribusiness	Urban Properties and Investments	Total	9M 23 vs. 9M 22
Revenues	57,147	43,529	100,676	(8.2)%
Costs	(47,130)	(7,806)	(54,936)	(25.9)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(843)	-	(843)	(103.1)%
Changes in the net realizable value of agricultural produce after harvest	(412)	-	(412)	(84.2)%
Gross profit	8,762	35,723	44,485	(25.8)%
Net gain from fair value adjustment on investment properties	(74)	(35,591)	(35,665)	58.6%
Gain from disposal of farmlands	688	-	688	(92.8)%
General and administrative expenses	(4,776)	(7,568)	(12,344)	13.3%
Selling expenses	(5,435)	(2,933)	(8,368)	(11.9)%
Other operating results, net	(418)	(4,812)	(5,230)	67.6%
Result from operations	(1,253)	(15,181)	(16,434)	(170.0)%
Share of profit of associates	(816)	1,925	1,109	253.2%
Segment result	(2,069)	(13,256)	(15,325)	(164.4)%

9M 2022	Agribusiness	Urban Properties and Investments	Total
Revenues	77,725	31,939	109,664
Costs	(67,206)	(6,981)	(74,187)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	27,043	-	27,043
Changes in the net realizable value of agricultural produce after harvest	(2,605)	-	(2,605)
Gross profit	34,957	24,958	59,915
Net gain from fair value adjustment on investment properties	844	(23,330)	(22,486)
Gain from disposal of farmlands	9,565	-	9,565
General and administrative expenses	(4,387)	(6,508)	(10,895)
Selling expenses	(6,748)	(2,751)	(9,499)
Other operating results, net	(2,923)	(198)	(3,121)
Result from operations	31,308	(7,829)	23,479
Share of profit of associates	459	(145)	314
Segment result	31,767	(7,974)	23,793

2023 Campaign

The 2023 campaign is progressing with mixed conditions, sustained commodity prices, strong costs pressure and adverse weather conditions, mainly in Argentina. The “Niña” effect has caused one of the worst droughts in the history in the core belt of the country, affecting winter crops, mainly wheat, and is having a strong impact on soybean and corn production. Cresud has mitigated part of this effect due to the geographical location of its fields and the regional diversification, since in Brazil, Bolivia, and Paraguay, where it owns fields through its subsidiary Brasilagro, more favourable climatic conditions have been observed. We will keep applying the best agricultural practices to minimize climate risk and achieve good yields.

Our Portfolio

During the nine-month period of fiscal year 2023, our portfolio under management consisted of 760,233 hectares, of which 305,103 hectares are productive and 455,130 hectares are land reserves distributed in the four countries of the region where we operate.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2023

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	68,043	140,050	325,987	534,080
Brazil	61,584	10,338	85,488	157,410
Bolivia	8,776	0	1,244	10,020
Paraguay	13,166	3,146	42,411	58,723
Total	151,569	153,534	455,130	760,233
(*) Includes Brasilagro, Agro-Uranga S.A. at 34.86% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	54,012	10,896	-	64,908
Brazil	45,869	2,925	10,298	59,092
Total	99,881	13,821	10,298	124,000
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

in ARS million	9M 23	9M 22	Var a/a
Revenues	-	-	100.0%
Costs	(52)	(69)	(24.6)%
Gross loss	(52)	(69)	(24.6)%
Net gain from fair value adjustment on investment properties	(74)	844	(108.8)%
Gain from disposal of farmlands	688	9,565	(92.8)%
General and administrative expenses	(8)	(10)	(20.0)%
Selling expenses	(5)	(319)	(98.4)%
Other operating results, net	(888)	194	(557.7)%
Profit from operations	(339)	10,205	(103.3)%
Segment profit	(339)	10,205	(103.3)%
EBITDA	(327)	10,218	(103.2)%
Adjusted EBITDA	(253)	7,625	(103.3)%

In March 2023, Brasilagro signed two contracts for the sale of the remaining surface of 5,517 hectares (4,011 productive hectares) of its Araucaria farm, located in Mineiros, State of Goiás, Brazil.

The first transaction was carried out on March 28, 2023, selling 5,185 hectares (3,796 productive hectares) at 790 bags of soybeans per productive hectare, equivalent to BRL 409.3 million on the date of the transaction. The amount will be paid in 7 installments, the first and second installments on May 15 and August 16, 2023, and the rest are scheduled for March 1 of each year until 2028. The contract provides for the transfer of ownership within 30 days after the full payment of the first installment, therefore, as of March 31, 2023, no income from the sale was recognized.

The second transaction was carried out on March 29, 2023, in which 332 hectares (215 productive hectares) were sold for 297 bags of soybeans per productive hectare, equivalent to BRL 8.5 million on the date of the transaction. The amount will be paid in 5 installments, the first on May 15, 2023, and the others are scheduled for March 30 of each year until 2027. The contract provides for the transfer of property after full payment of the first installment and for this reason, as of March 31, 2023, no income was recognized from the sale.

This remaining area of the Araucaria field was valued in the books at BRL 59.0 million.

II)
Agricultural Production

The result of the Farming segment went from a ARS 18,973 million gain during the nine-month period of fiscal year 2022 to a ARS 4,073 million loss during the same period of the fiscal year 2023.

in ARS million	9M 23	9M 22	YoY Var
Revenues	39,836	60,478	(34.1)%
Costs	(36,119)	(54,973)	(34.3)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(843)	27,043	(103.1)%
Changes in the net realizable value of agricultural produce after harvest	(412)	(2,605)	(84.2)%
Gross result	2,462	29,943	(91.8)%
General and administrative expenses	(2,509)	(2,645)	(5.1)%
Selling expenses	(3,873)	(5,156)	(24.9)%
Other operating results, net	93	(3,458)	-
Results from operations	(3,827)	18,684	(120.5)%
Results from associates	(207)	289	(171.6)%
Segment results	(4,034)	18,973	(121.3)%
EBITDA	865	22,698	(96.2)%
Adjusted EBITDA	865	22,698	(96.2)%

II.a) Crops and Sugarcane

Crops

in ARS million	9M 23	9M 22	YoY Var
Revenues	28,150	40,892	(31.2)%
Costs	(25,556)	(38,692)	(34.0)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,950	19,106	(84.6)%
Changes in the net realizable value of agricultural produce after harvest	(412)	(2,605)	(84.2)%
Gross result	5,132	18,701	(72.6)%
General and administrative expenses	(1,717)	(1,614)	6.4%
Selling expenses	(3,167)	(4,474)	(29.2)%
Other operating results, net	(351)	(3,524)	(90.0)%
Result from operations	(103)	9,089	(101.1)%
Results from associates	(204)	285	(171.6)%
Activity result	(307)	9,374	(103.3)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2023

Sugarcane

in ARS million	9M 23	9M 22	YoY Var
Revenues	7,306	14,184	(48.5)%
Costs	(7,032)	(11,553)	(39.1)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(371)	7,939	(104.7)%
Gross result	(97)	10,570	(100.9)%
General and administrative expenses	(431)	(435)	(0.9)%
Selling expenses	(362)	(243)	49.0%
Other operating results, net	410	51	703.9%
Result from operations	(480)	9,943	(104.8)%
Activity result	(480)	9,943	(104.8)%

Operations

Production Volume (1)	9M 23	9M 22	9M 21	9M 20	9M 19
Corn	170,503	240,458	199,438	299,918	134,618
Soybean	153,662	157,916	104,217	119,574	101,351
Wheat	21,594	35,502	36,669	43,925	37,596
Sorghum	1,987	2,921	503	3,229	1,267
Sunflower	6,021	3,560	4,596	1,954	5,384
Cotton	4,396	3,094	6,818	3,519	-
Other	8,693	9,557	5,366	5,619	1,946
Total Crops (tons)	366,856	453,008	357,607	477,738	282,162
Sugarcane (tons)	1,287,194	1,532,906	1,669,521	1,634,521	1,431,110
(1)
Includes Brasilagro. Excludes Agro-Uranga.

Volume of	9M 23			9M 22			9M 21			9M 20		9M 19
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	D.M.	F.M.	Total	D.M.	F.M.	D.M.	F.M.	Total	D.M.	F.M.
Corn	162.2	92.6	254.8	239.8	65.3	305.1	233.9	70.0	303.9	284.7	54.3	339.0	130.7	-	130.7
Soybean	66.4	63.6	130.0	150.3	50.6	200.9	117.5	23.3	140.8	156.1	72.5	228.6	71.1	45.6	116.7
Wheat	15.4	-	15.4	31.2	1.3	32.5	29.2	1.3	30.5	39.5	-	39.5	30.3	-	30.3
Sorghum	13.2	-	13.2	22.7	-	22.7	-	-	-	-	-	-	0.4	-	0.4
Sunflower	1.4	-	1.4	1.6	-	1.6	2.7	-	2.7	8.5	-	8.5	2.2	-	2.2
Cotton	6.4	-	6.4	4.4	-	4.4	6.4	-	6.4	2.5	1.9	4.4	-	-	-
Others	8.2	-	8.2	7.6	1.4	9.0	5.3	1.0	6.3	6.1	-	6.1	0.6	-	0.6
Total Crops (thousands of tons)	273.1	156.2	429.3	457.6	118.6	576.2	395.0	95.6	490.6	497.4	128.7	626.1	235.3	45.6	280.9
Sugarcane (thousands of tons)	1,161.0	-	1,161.0	1,387.7	-	1,387.7	1,560.3	-	1,560.3	1,572.8	-	1,572.8	1,414.6	-	1,414.6
(1)
Includes Brasilagro. Excludes Agro-Uranga.
D.M.: Domestic market
F.M.: Foreign market

The Grains activity presented a negative variation by ARS 9,681 million, from a ARS 9,374 million gain during the nine-month of fiscal year 2022 to a ARS 307 million loss during the same period of fiscal year 2023, mainly because of:

●
A lower gain in the productive result in Brazil due to lower soybean prices and higher direct costs, mainly fertilizers, services, and labor, added to a negative variation in "Other operating results" due to a gain of BRL 8.7 million in IQ22 from an agricultural insurance indemnity for the loss of crops in Paraguay.

●
A loss in the productive result in Argentina due to lower yields as a result of the drought, higher direct costs and lower results of the associate Agrouranga.

●
Partially offset by a gain in holding results, commodity derivatives, sales net of commercial expenses in both countries.

The result of the Sugarcane activity decreased by ARS 10,403 million, from a gain of ARS 9,943 million in the nine-month of fiscal year 2022 to a ARS 480 million loss in the same period of 2023. This is mainly due to lower production results in Brazil due to the reduction in fuel prices and its consequent impact on the demand and price of ethanol, higher fertilizer and transportation costs, and lower yields.

Area in Operation (hectares) (1)	As of 03/31/23	As of 03/31/22	YoY Var
Own farms	113,408	113,866	(0.4)%
Leased farms	122,293	121,983	0.3%
Farms under concession	22,314	22,121	0.9%
Own farms leased to third parties	27,975	23,778	17.7%
Total Area Assigned to Production	285,990	281,748	1.5%
(1)
Includes Agro-Uranga, Brazil and Paraguay,

II.b) Cattle Production

Production Volume	9M 23	9M 22	9M 21	9M 20	9M 19
Cattle herd (tons)	7,118	6,538	7,546	9,016	8,655
Cattle (tons)	7,118	6,538	7,546	9,016	8,655

Volume of	9M 23			9M 22			9M 21			9M 20			9M 19
Sales (1)	M.L	M.L	M.E	Total	M.L	M.L	M.E	Total	M.L	M.L	M.E	Total	M.L	M.E	Total
Cattle herd	7.8	-	7.8	8.7	-	8.7	11.9	-	11.9	12.3	-	12.3	6.7	-	6.7
Cattle (thousands of tons)	7.8	-	7.8	8.7	-	8.7	11.9	-	11.9	12.3	-	12.3	6.7	-	6.7
D.M.: Domestic market
F.M.: Foreign market

Cattle

In ARS Million	9M 23	9M 22	Var a/a
Revenues	3,393	4,597	(26.2)%
Costs	(2,913)	(3,833)	(24.0)%
Initial recognition and changes in the fair value of biological assets and agricultural produce	(3,422)	(2)	171,000.0%
Changes in the net realizable value of agricultural produce after harvest	-	-	100.0%
Gross Loss	-2,942)	762	(486.1)%
General and administrative expenses	(239)	(243)	(1.6)%
Selling expenses	(247)	(239)	3.3%
Other operating results, net	31	(22)	-
Loss from operations	(3,397)	258	(1,416.7)%
Results from associates	(3)	4	(175.0)%
Activity Loss	(3,400)	262	(1,397.7)%

Area in operation – Cattle (hectares) (1)	As of 03/31/23	As of 03/31/22	YoY Var
Own farms	68,785	63,123	9.0%
Leased farms	10,896	12,590	(13.5)%
Farms under concession	2,604	2,845	(8.5)%
Own farms leased to third parties	70	1,325	(94.7)%
Total Area Assigned to Cattle Production	82,355	79,883	3.1%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 03/31/23	As of 03/31/22	YoY Var
Breeding stock	72,945	65,533	11.3%
Winter grazing stock	5,144	4,922	4.5%
Sheep stock	14,734	12,642	16.5%
Total Stock (heads)	92,823	83,097	11.7%

The result of the Cattle activity decreased by ARS 3,662 million, from a ARS 262 million gain during the nine-month of fiscal year 2022 to a ARS 3,400 million loss in the same period of fiscal year 2023, mainly explained by by a greater loss in holding due to more stable prices or with a downward trend in the period, accentuated by the inflationary effect.

II.c) Agricultural Rental and Services

In ARS Million	9M 23	9M 22	YoY Var
Revenues	987	805	22.6%
Costs	(618)	(895)	(30.9)%
Gross Result	369	(90)	-
General and Administrative expenses	(122)	(353)	(65.4)%
Selling expenses	(97)	(200)	(51.5)%
Other operating results, net	3	37	(91.9)%
Result from operations	153	(606)	-
Activity Result	153	(606)	-

The result of the activity increase by ARS 759 million, from a ARS 606 million loss in the nine-month period of fiscal year 2022 to a ARS 153 million gain in the same period of 2023.

III) Other Segments

We include within "Others" the results coming from our investment in FyO.

The result of the segment decreased by ARS 371 million, going from a gain of ARS 3,537 million for the nine-month period fiscal year 2022 to a gain of ARS 3,166 million for the same period of fiscal year 2023, mainly because of better operating results corresponding to futures and options operations, higher margins in grain brokerage commissions, and better results in stockpiling and consignment operations, partially offset by a decrease in the profit from the sale of grains and inputs, and increases in selling and administrative expenses.

In ARS Million	9M 23	9M 22	YoY Var
Revenues	17,311	17,247	0.4%
Costs	(10,959)	(12,164)	(9.9)%
Gross Result	6,352	5,083	25.0%
General and administrative expenses	(1,397)	(784)	78.2%
Selling expenses	(1,557)	(1,273)	22.3%
Other operating results, net	377	341	10.6%
Result from operations	3,775	3,367	12.1%
Profit from associates	(609)	170	(458.2)%
Segment Result	3,166	3,537	(10.5)%
EBITDA	3,979	3,543	12.3%
Adjusted EBITDA	3,979	3,543	12.3%

IV) Corporate Segment

The negative result went from a loss of ARS 948 million in the nine-month period of fiscal year 2022 to a ARS 862 loss million in the same period of fiscal year 2023.

In ARS Million	9M 23	9M 22	YoY Var
General and administrative expenses	(862)	(948)	(9.1)%
Loss from operations	(862)	(948)	(9.1)%
Segment loss	(862)	(948)	(9.1)%
EBITDA	(859)	(923)	(6.9)%
Adjusted EBITDA	(859)	(923)	(6.9)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2023

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of March 31, 2023, our direct and indirect equity interest in IRSA was 56.84% over stock capital net of treasury shares.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S.A.

In ARS million	9M 23	9M 22	YoY Var
Revenues	53,812	39,678	35.6%
Results from operations	(14,564)	(5,977)	143.7%
EBITDA	(13,896)	(6,641)	109.2%
Adjusted EBITDA	31,462	26,049	20.8%
Segment Result	(13,256)	(7,974)	66.2%

Consolidated revenues from sales, rentals and services increased by 35.6% during the nine-month period of fiscal year 2023 compared to the same period of 2022. Adjusted EBITDA reached ARS 31,462 million, 20.8% higher than in the same period of previous fiscal year, mainly due to the Shopping Centers and Hotels segments.

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness as of March 31, 2023:

Agricultural Business

Description	Currency	Amount (USD MM)(1)	Interest Rate	Maturity
Loans and bank overdrafts	ARS	90.9	Variable	< 360 days
Series XXX	USD	25.0	2.00%	Aug-23
Series XXXI	USD	0.8	9.00%	Nov-23
Series XXXIX	ARS	24.5	Private Badlar + 1%	Feb-24
Series XXXIV	USD	23.9	6.99%	Jun-24
Series XXXIII	USD	12.6	6.99%	Jul-24
Series XXXV	USD	41.8	3.50%	Sep-24
Series XXXVI	USD	40.6	2.00%	Feb-25
Series XXXVII	USD	24.4	5,50%	Mar-25
Series XXXVIII	USD	70.6	8.00%	Mar-26
Series XL	USD	38,2	0%	Dec-26
Other debt		32.0	-	-
CRESUD’s Total Debt (2)	USD	424.9
Cash and cash equivalents (2)	USD	4.6
CRESUD’s Net Debt	USD	420.3
Brasilagro’s Net Debt	USD	79.4
(1) Principal amount stated in USD (million) at an exchange rate of 209.01 ARS/USD and 5.063 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(2) Does not include FyO.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2023

Urban Properties and Investments Business

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	35.0	Floating	< 360 days
Series VIII	USD	10.3	10.0%	Nov-23
Series XI	USD	12.8	5.0%	Mar-24
Series XII	ARS	47.6	Floating	Mar-24
Series XIII	USD	29.6	3.9%	Aug-24
Series XIV	USD	156.0	8.75%	Jun-28
Series XV	USD	61.7	8.0%	Mar-25
Series XVI	USD	28.3	7.0%	Jul-25
IRSA’s Total Debt	USD	381.3
Cash & Cash Equivalents + Investments (2)	USD	185.3
IRSA’s Net Debt	USD	196.0
(1)
Principal amount in USD (million) at an exchange rate of ARS 209.01/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Mar-23	Mar-22	Mar-21	Mar-20	Mar-19
Current assets	165,928	179,124	181,325	874,322	1,022,718
Non-current assets	681,786	689,523	757,184	1,698,275	2,443,947
Total assets	847,714	868,647	938,509	2,572,597	3,466,665
Current liabilities	141,550	156,832	238,771	663,384	604,753
Non-current liabilities	330,492	388,232	376,494	1,534,275	2,168,299
Total liabilities	472,042	545,064	615,265	2,197,659	2,773,052
Total capital and reserves attributable to the shareholders of the controlling company	160,329	117,680	112,463	40,662	181,694
Minority interests	215,343	205,903	210,781	334,276	511,919
Shareholders’ equity	375,672	323,583	323,244	374,938	693,613
Total liabilities plus minority interests plus shareholders’ equity	847,714	868,647	938,509	2,572,597	3,466,665

Comparative Summary Consolidated Statement of Income Data

In ARS million	Mar-23	Mar-22	Mar-21	Mar-20	Mar-19
Gross profit	43,792	58,968	50,053	57,221	53,617
Loss from operations	(18,080)	20,729	5,843	53,231	(6,472)
Results from associates and joint ventures	562	(1,079)	(6,442)	2,616	(6,133)
Results from operations before financing and taxation	(17,518)	19,650	(599)	55,847	(12,605)
Financial results, net	16,441	34,474	4,143	(71,544)	(38,597)
Profit before income tax	(1,077)	54,124	3,544	(15,697)	(51,202)
Income tax expense	37,408	10,550	(9,147)	(14,086)	13,989
Result of the period of continuous operations	36,331	64,674	(5,603)	(29,783)	(37,213)
Result of discontinued operations after taxes	-	-	(23,275)	(3,342)	(27,593)
Result for the period	36,331	64,674	(28,878)	(33,125)	(64,806)
Controlling company’s shareholders	20,487	40,026	(14,576)	(45,450)	(44,962)
Non-controlling interest	15,844	24,648	(14,302)	12,325	(19,844)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2023

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Mar-23	Mar-22	Mar-21	Mar-20	Mar-19
Net cash generated by (used in) operating activities	6,480	20,365	(15,895)	115,391	51,016
Net cash generated by investment activities	16,433	22,212	183,642	71,870	44,611
Net cash used in financing activities	(53,862)	(63,854)	(121,448)	(299,632)	(58,110)
Total net cash (used in) / generated during the fiscal period	(30,949)	(21,277)	46,299	(112,371)	37,517

Ratios

In ARS million	Mar-23	Mar-22	Mar-21	Mar-20	Mar-19
Liquidity (1)	1.172	1.142	0.759	1.318	1.691
Solvency (2)	0.796	0.594	0.525	0.171	0.250
Restricted capital (3)	0.804	0.794	0.807	0.660	0.705
Profitability (4)	0.097	0.200	(0.089)	(0.088)	80.093)
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets
(4) Net income for the fiscal year (excluding Other Comprehensive Income) / Average Total Shareholders’ Equity

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2023

Material events of the quarter and subsequent events

January 2023: Shares Buyback Program – Maximum Price Modification

In November 2022, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Argentine National Securities Commission.

On January 13, 2023, the Board of Directors decided to modify the maximum price contemplated in the Share Repurchase Program, establishing a maximum of USD 8.50 per ADS and ARS 305 per share.

As of the date of presentation of the Financial Statements, the Company has repurchased the equivalent of 12,670,512 common shares that represent approximately 78.51% of the approved program.

February 2023: Warrants Exercise

Between February 17 and 25, 2023, certain warrants holders have exercised their right to acquire additional shares and 1,145,477 ordinary shares of the Company were registered, with a nominal value of VN ARS 1. As a result of the exercise, USD 647,894.92 was collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 592,172,576 to 593,354,866, and the new number of outstanding warrants decreased from 89,470,448 to 88,324,971.

April 2023: Local Bond Issuance – Series XLI & XLII Notes.

On April 4, 2023, Cresud issued the Series XLI & XLII Notes for a total amount of USD 50.0 million through the following instruments:


Series XLI (ARS): Denominated and payable in Argentine pesos for ARS 4,147,3 million (equivalent to USD 20.0 million) at a variable interest rate BADLAR plus 3% spread, with quarterly interests’ payments. The Capital amortization will be 100% at maturity, on October 4, 2024. The issuance price was 100.0% of the nominal value.

Series XLII (dollar linked): Denominated in dollars and payable in Argentine pesos for USD 30.0 million, with 0% interest rate. The Capital amortization will be in three installments: 33% on October 4, 2025, 33% on January 4, 2026, and 34% at maturity, on May 4, 2026. The issuance price was 100.0%.

The funds will be used mainly to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

April 2023: Credit Rating update

On April 3, FIX SCR S.A. Risk Rating Agent (affiliate of Fitch Ratings), raised from AA to AA+ the rating of the Company's Notes.

April 2023: FyO Notes Issuance

On April 25, 2023, FyO issued the Series III Notes for an amount of USD 20 million. The notes are denominated in dollars and payable in pesos at the applicable exchange rate, with a fixed annual rate of 0% and maturing 36 months from the issuance date. The issuance price was 100% of the value nominal.

The funds from this issuance will be used mainly to finance the company's working capital in Argentina.

April 2023: General Ordinary and Extraordinary Shareholders’ Meeting

On April 27, 2023, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Approval of extension of Global Program for the issuance of non-convertible Notes for up to USD 500 million for a term of 5 years.

●
Distribution of a cash dividend for ARS 9,500 million.

●
The allocation of up to 12,670,512 own shares to the shareholders ratably according to their interests.

On May 8, 2023, the Company distributed among its shareholders the cash dividend in an amount of ARS 9,500,000,000 equivalent to 1,652.4532% of the stock capital, an amount per share of ARS 16.5245 (ARS 1 par value) and an amount per ADS of ARS 165.2453 (Argentine Pesos per ADS). Likewise, on the same date, the Company distributed among its shareholders 12,670,512 treasury shares, equivalent to 2.2039% of Capital Stock, 0.0220 shares per common share and 0.2204 shares per ADS.

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized and realized sales.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2023	2022
Result for the period	36,331	64,674
Income tax expense	(37,408)	(10,550)
Net financial results	(16,441)	(34,474)
Share of profit of associates and joint ventures	(562)	1,079
Depreciation and amortization	6,111	5,397
EBITDA (unaudited)	(11,969)	26,126
Gain from fair value of investment properties, not realized - agribusiness	74	(845)
Gain from fair value of investment properties, not realized - Urban Properties Business	45,358	32,690
Realized sale - Agribusiness	-	(1,748)
Realized sale – Real Estate	(9,767)	(9,602)
Adjusted EBITDA (unaudited)	23,696	46,621

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2023

Brief comment on prospects for the next quarter

The 2023 campaign is progressing with mixed conditions, sustained commodity prices, strong costs pressure, and adverse weather conditions, mainly in Argentina. The current "Niña" has caused one of the worst droughts in the history in the corn belt of the country, affecting crops, mainly soybeans and corn. Cresud expects to partially offset the drop in grain volume through its regional diversification and the price effect, given that the Argentine government announced the implementation of a differential exchange rate for the sector for this campaign. In Brazil, Bolivia, and Paraguay, where we own fields through our subsidiary Brasilagro, more favourable weather conditions have been observed. We will apply the best agricultural practices to minimize climate risk and achieve good yields throughout the region.

Regarding livestock activity, the campaign presents certain questions regarding international demand and the export position that Argentina could adopt, added to the downward trend that cattle prices have been experiencing in recent months. We will continue to concentrate our production in our own fields, mainly in the Northwest of Argentina, and consolidate our activity in Brazil with a focus on improving productivity, controlling costs and working efficiently to achieve the highest possible operating margins.

In terms of real estate, we have been observing an upward trend in land prices worldwide that has not been replicated in Argentina. We are very active selling fractions of farms in Brazil and we are beginning to see more interest in our assets in Argentina. As part of our business strategy, we will continue to sell the farms that have reached their maximum level of appreciation in the region.

Our agricultural commercial services business, through FyO, plans to continue growing in the commercialization and trading of grains, continue with the digital transformation of the company and advance in the regionalization of the inputs business in Brazil, Paraguay, Bolivia, and Peru with the objective of increasing sales and margins. For its part, Agrofy hopes to continue increasing the transactionality of its platform, develop fintech solutions and consolidate its regional growth.

The urban property and investment business, which we own through IRSA, has been showing very good operating performance of its rental businesses, mainly shopping centres and hotels, and strong real estate activity, through the sale of office assets at very attractive prices. The prospects are positive for the fourth quarter of the year.

During fiscal year 2023, we will continue working on the reduction and efficiency of the cost structure. At the same time we will continue evaluating financial, economic and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as public and/or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, issuance of negotiable bonds, repurchase of own shares, among other instruments that be useful to the proposed objectives.

We believe that Cresud, owner of a diversified rural and urban real estate portfolio, with a management with many years of experience in the sector and a great track record in accessing the capital markets, will have excellent possibilities to take advantage of the best opportunities that arise in the market.

Alejandro G. Elsztain
CEO